Exhibit 99.3

ANNUAL INFORMATION FORM

For the year ended March 31, 2008

Dated as at June 19, 2008

SILVERCORP METALS INC.

Suite 1378 - 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: (604) 669-9397
Fax: (604) 669-9387
Email: corp@silvercorp.ca
Website: www.silvercorp.ca

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TABLE OF CONTENTS

ITEM 1: GENERAL		1
1.1	DOCUMENTS INCORPORATED BY REFERENCE	1
1.2	DATE OF INFORMATION	1
1.3	FORWARD LOOKING STATEMENTS	1
1.4	CURRENCY	2
ITEM 2: CORPORATE STRUCTURE		2
2.1	NAMES, ADDRESS AND INCORPORATION	2
2.2	INTERCORPORATE RELATIONSHIPS	3
ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS		4
3.1	THREE YEAR HISTORY	4
3.2	SIGNIFICANT ACQUISITIONS	11
ITEM 4: DESCRIPTION OF THE BUSINESS		12
4.1	GENERAL	12
4.2	CHINESE MINING LAW	12
4.3	RISK FACTORS	12
ITEM 5: MINERAL PROPERTIES		18
5.1	TECHNICAL REPORT	20
5.2	PROPERTY DESCRIPTION AND LOCATION	21
5.3	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	26
5.4	HISTORY	26
5.5	REGIONAL GEOLOGY	28
5.6	PROPERTY GEOLOGY	29
5.7	DEPOSIT TYPE	29
5.8	MINERALIZATION AND ALTERATION	30
5.9	VEIN STRUCTURE	31
5.10	MINERALOGY	33
5.11	EXPLORATION WORK	39
5.12	RECONNAISSANCE EXPLORATION IN NEW AREAS ON THE YING PROJECT	40
5.13	TUNNELLING AND DRILLING	41
5.14	SAMPLING METHOD AND APPROACH	45
5.15	SAMPLE PREPARATION, ANALYSES AND SECURITY	45
5.16	DATA VERIFICATION	46
5.17	ADJACENT PROPERTIES	47
5.18	MINERAL PROCESSING AND METALLURGY	47
5.19	SPECIFIC GRAVITY	48
5.20	MINERAL RESOURCE ESTIMATES	48
5.21	RESOURCE DATA	53
5.22	RESOURCE GEOLOGY	53
5.23	RESOURCE ESTIMATES	54
ITEM 6: OTHER RELEVANT DATA AND INFORMATION		67
ITEM 7: INTERPRETATION AND CONCLUSIONS		68
ITEM 8: RECOMMENDATIONS		69
ITEM 9: DIVIDENDS		70
ITEM 10: DESCRIPTION OF CAPITAL STRUCTURE		70
10.1	GENERAL DESCRIPTION OF CAPITAL STRUCTURE	70
10.2	CONSTRAINTS	71

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10.3	RATINGS	71
ITEM 11: MARKET FOR SECURITIES		71
ITEM 12: ESCROWED SECURITIES		72
ITEM 13: DIRECTORS & OFFICERS		72
13.1	NAME, OCCUPATION AND SECURITY HOLDING	72
13.2	CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	74
13.3	CONFLICTS OF INTEREST	75
ITEM 14: AUDIT COMMITTEE		75
ITEM 15: LEGAL PROCEEDINGS		77
ITEM 16: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS		77
ITEM 17: TRANSFER AGENTS AND REGISTRARS		78
ITEM 18: MATERIAL CONTRACTS		78
ITEM 19: INTERESTS OF EXPERTS		78
19.1	NAMES OF EXPERTS	78
19.2	INTERESTS OF EXPERTS	79
ITEM 20: ADDITIONAL INFORMATION		79
ITEM 21: SCHEDULE “1”		80

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ITEM 1: GENERAL

1.1	Documents Incorporated by Reference

This Annual Information Form is prepared in the form prescribed by National Instrument 51-102F2 of the Canadian Securities Administrators and is hereby filed with the British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick and Manitoba Securities Commissions, Saskatchewan Financial Services Commission and the Toronto Stock Exchange (the “TSX”). The TSX approved the listing of the common shares of Silvercorp Metals Inc. (the “Company”) on the TSX effective October 24, 2005, at which time the shares of the Company were delisted from the TSX Venture Exchange (the “TSX-V”).

1.2	Date of Information

All information in this AIF is as of June 19, 2008 unless otherwise indicated.

1.3	Forward Looking Statements

Statements in this AIF other than purely factual historical information, including statements relating to mineral resources and reserves, or the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on the beliefs of management, as well as numerous assumptions made by management and the information currently available to the Company, and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration and development in China. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. As a result, actual results may vary materially from those described in the forward-looking statements.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "anticipate", "continue", "estimate", "expect", "plan", "intend", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. Further, these statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. Important factors are identified in this AIF under the heading “Item 4.2 - Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described. The Company does not assume and undertakes no obligation to update any forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements.

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1.4	Currency

All sums of money which are referred to herein are expressed in lawful money of the United States, unless otherwise specified.

ITEM 2: CORPORATE STRUCTURE

2.1	Names, Address and Incorporation

The Company was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc., under the British Columbia Company Act, on October 31, 1991. By special resolution dated October 5, 2000 Spokane Resources Ltd. consolidated its share capital on a ten old for one new basis and altered its Memorandum and Articles of Incorporation by changing its name to SKN Resources Ltd. At the Company’s Annual and Special General Meeting held October 20, 2004, the shareholders:

(a)

approved an increase to the Company’s authorized capital to an unlimited number of common shares and adopted a new set of Articles which is consistent with the provisions of the Business Corporations Act (British Columbia), including the reduction of the majority required to pass a special resolution from 75% to 66T%; and

(b)

passed a special resolution to change the Company’s name to a name to be determined by the directors of the Company. On May 2, 2005, the Company filed a Notice of Alteration with the Registrar of Companies changing its name from ‘SKN Resources Ltd.’ to ‘Silvercorp Metals Inc.’.

The head office, principal address and registered and records office of the Company is located at 1378-200 Granville Street, Vancouver, British Columbia, V6C 1S4. The Company is listed on the TSX under the symbol “SVM”, and is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia and New Brunswick.

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2.2	Intercorporate Relationships

The corporate structure of the Company and its material subsidiaries as at the date of this AIF is as follows:

The Company, through its subsidiaries has acquired a number of mineral property interests in China during the past three years. Each property interest is held through a separate subsidiary company, all of which are incorporated in the British Virgin Islands (“BVI”) as International Business Corporations under the British Virgin Islands International Business Companies Act (Cap. 291).

The Company is the sole shareholder of Fortune Mining Limited, which was incorporated on August 23, 2002, to be the holding company of a series of BVI subsidiaries which are parties to mineral property agreements in China. The following material BVI subsidiary companies are all held 100% by Fortune Mining Limited:

(a)

Victor Mining Ltd. was incorporated on October 23, 2003 and is a party to a cooperative agreement under which it earned its full 77.5% interest in Henan Found Mining Co. Ltd., the Chinese company holding (i) the Ying Silver-Lead Zinc Project (the “Ying Project”); (ii) the TLP Project, (iii) the NZ Project, and (iv) the Luoyang Smelter in the Henan Province.

(b)

Victor Resources Ltd. was incorporated on May 30, 2003 and is a party to a cooperative agreement under which it earned its full 70% interest in Henan Huawei Mining Co. Ltd., the Chinese company holding the Hou Ping Gou Project (the “HPG Project”) and the Long Men Project (the “LM Project”), Henan Province.

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(c)

Fortress Mining Inc. was incorporated on February 26, 2003 and is a party to a cooperative agreement under which it can earn up to an 82% interest in Qinghai Found Mining Co. Ltd., the Chinese company holding the Na-Bao Project (the “Na-Bao Project”) in the Qinghai Province.

(d)

Yangtze Mining Ltd. was incorporated on February 11, 2002 and holds a 95% interest in Anhui Yangtze Mining Co. Ltd. the Chinese company holding exploration rights on the Gaocheng (“GC”) and Shi Men Tou (“SMT”) projects in the Guangdong Province.

See “Item 3: General Development of the Business” below for details as to the Company's projects.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

Project Development

The Company has evolved from a mineral exploration company engaged in the acquisition and exploration of mineral properties, specifically properties in China with the potential to host silver and base metal deposits, to a Company producing silver, lead and zinc.

During the last three years, the Company has been very active in acquiring property interests in China through its BVI subsidiaries. With the acquisition of the mining permits for the NZ, HPG, LM, and TLP Projects, the Company has five mining permits in Henan.

Currently, the Company’s mining operations occur at its Ying, HPG, TLP and LM Projects, located in the Henan Province, China. It has exploration ongoing at the Na-Bao Project located in the Qinghai Province, and is seeking a mining permit at the GC and SMT Projects in the Guangdong Province, China.

Henan Found Mining Co. Ltd.

Ying Project

On April 12, 2004, the Company, through its wholly owned subsidiary, Victor Mining Ltd. entered into a formal cooperative joint venture contract with Henan Non-Ferrous Geological and Mineral Resources Co. Ltd. (“HGMR”) to acquire up to a 77.5% interest in the five exploration permits comprising the Ying Project, located in Henan Province, China by making capital contributions of US$3,670,000 over three years to Henan Found Mining Co. Ltd. (“Henan Found”), the joint venture company set up to hold the permits, for a 55% interest in Henan Found and an additional US$1,500,000 to HGMR over a period of three years for another 22.5% interest in Henan Found. These payments were made and the Company earned its full 77.5% interest in Henan Found and thereby in the Ying Project.

On March 30, 2006, the Company announced that Henan Found received a mining permit issued by the Department of Land and Resources of Henan Province, covering 9,945 square kilometres (“km2”) of the SGX area within the Ying Project, where the major exploration effort by the Company has been focused. The permit was issued on the terms applied for, and allows operation of a 198,000 tonne per year underground mine within the permit area to produce silver, lead and zinc ores. The production rate can be increased in the future through amending the existing mining permit when expected resource estimates have been filed with the Department of Land and Resources of Henan.

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Upon receiving its mining permit on March 30, 2006, the Company switched its focus at the Ying Property from exploration and development to gradual ramping up to achieve a full mining operation. Mine development and mill construction are financed by cash flow from the operations of the Ying Property. The Ying Property is the major revenue and profit contributor of the Company.

Based on an update of the mineral resources on the Ying and HPG Projects in the NI 43-101 Technical Update Report dated August 16, 2007 prepared by BK Exploration Associates (Chris Broili, C.P. Geo & L.P. Geo. and Mel Klohn, L.P. Geo., both independent Qualified Persons) (the “Ying and HPG Report”), the estimated resource (measured plus indicated) is 30% greater than the resource reporting in the previous estimation (the 2006 Report by Broili, et. al.).

At the Ying mine, the newly built mill has an operating capacity of 1,000 tonnes per day (“t/d”). The custom built 300-tonne loading capacity barge is operating smoothly.

In December 2007, Henan Found started the process of constructing a new 2,000 t/d mill and associated tailings dam adjacent to its existing 1,000 t/d mill. Upon the new mill being completed, which is expected by November 2008, the combined milling capacity is expected to be 3,000 t/d to treat ores from the Ying and HPG Projects, as well as the recently acquired LM and TLP Projects, all located within approximately 15 kilometres distance. The estimated capital cost for the new mill is approximately US$12 million. Government approvals are required for the new mill.

When the new mill is operational the total annual milling capacity is expected to be approximately 600,000 tonnes for fiscal 2009 (April 1, 2008 to March 31, 2009) and one million tonnes for fiscal 2010 (April 1, 2009 to March 31, 2010) and beyond, compared to a current capacity of approximately 350,000 tonnes.

Under its preliminary mining plan, Silvercorp is expected to produce a total of 500,000 tonnes of ore in its 2009 fiscal year, including 250,000 tonnes of ore from the Ying Project, 100,000 tonnes of ore from the HPG Project, 120,000 tonnes from the TLP Project, and 30,000 tonnes from the LM Project. Further growth of mining capacity is anticipated for fiscal 2010 from increased production at the TLP Project. Production is expected to increase to 700,000 tonnes of ore in Silvercorp’s 2010 fiscal year, including 250,000 tonnes of ore from the Ying Project, 100,000 tonnes of ore from the HPG Project, 300,000 tonnes from the TLP Project and 50,000 tonnes from the LM Project.

TLP Project

On December 4, 2007, the Company announced that it had, through its 77.5% owned joint venture company, Henan Found, agreed to acquire a 100% interest in the silver-lead TLP Project, which operates under a mining permit that covers an area of 3.07 square kilometres and is located 9.5 kilometres east of the SGX mine of the Ying Project and borders the LM Project to the south.

NZ Project

In November, 2006, the Company, through its 77.5% owned Chinese subsidiary company, Henan Found, entered into an agreement with a third party, related by common control, to acquire a 100% interest in the gold-silver NZ Project on its behalf. The third party has completed its acquisition of the property and is in the process of transferring the ownership of the property to Henan Found.

Luoning Smelter

In April 2007, the Company, through its 77.5% owned subsidiary, Henan Found signed a joint venture agreement with three Chinese mining companies Luoyang Luanchuan Molybdenum Group Inc. (“Luomu”),

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HT Mining Co. Ltd (“HT Mining”), and Luochuan Xinchuan Mining Co. Ltd (“LX Mining”) to build a 150,000-tonne/year lead-silver-gold smelter in Luoning County, Luoyang City, Henan Province, China. Under the agreement, Luomu will have a 51% interest, Henan Found and HT Mining each will have a 22.5% interest and LX Mining will hold a 4% interest in the smelter. Capital contributions to fund the smelter project will be made pro-rata. The construction of the smelter has received preliminary approval from the Chinese government.

In September 2007, the joint venture agreement was amended with the incorporation of Luoyang Yongning Smelting Co. Ltd.(“Yongning”) to hold the smelter project. Under the amended joint venture agreement, Henan Found can earn in 30% participation in the venture by contributing a total of $10.7 million of the total investment in Yongning of RMB¥250 million, comprised of: $21.4 million towards the registered capital with the balance of $14.3 million for capital investment costs. For Henan Found to earn its 30% participation, the Company is to contribute $2 million towards the registered capital of Yongning within five business days after the issuance of the business license and the remaining $8 million comprised of: $4 million towards the registered capital and $4 million for capital investment costs, within one year after the issuance of the business license. On September 21, 2007, Yongning obtained approval from Chinese governmental authorities and the business license was issued.

As at March 31, 2008, Henan Found fulfilled its registered capital requirement through a contribution of approximately $5.6 million (March 31, 2007 - $58,197 to Yongning, with the remaining commitment of approximately $4.3 million due within one year from September 21, 2007.

The proposed smelter will use the SKS lead smelting process that has been highly recommended by the Chinese Government. The smelter will have the first right to purchase, at prevailing market prices, all lead-silver and gold concentrates produced by mines from the participants in the smelter, including Silvercorp's Ying district mines. The proposed smelter is about 48 km road distance from Silvercorp's newly built mill.

Henan Huawei Mining Co. Ltd.

HPG Project

On March 13, 2006, the Company announced that it had, through its wholly owned subsidiary, Victor Resources Ltd., entered into a cooperative joint venture agreement with a private Chinese company to establish Henan Huawei Mining Co. Ltd. (“Henan Huawei”) to acquire a 60% interest in the Hou Ping Gou silver/lead/zinc mine (the “HPG Project”), which is located within the boundaries of the greater Ying Project.

The HPG Project consists of two adjacent mining licenses surrounded by one exploration permit of approximately 6.4 km2 in total within the Ying Project area in Henan, and a 200 tonne per day floatation mill and associated facilities. A National Instrument 43-101 technical report on the HPG Project prepared by SRK Consulting was received on May 3, 2006 and the Ying and HPG Report are both available for review on the SEDAR system.

On January 15, 2007, the Company received all necessary government approvals, including approval from the Ministry of Commerce of China, to form a joint venture company to explore and develop the HPG Project.

In May 2007, the Company, through Victor Resources Ltd., signed an agreement to purchase an additional 20% interest of Henan Huawei, half of which, or a 10% interest, will be held in trust for a minority shareholder. Silvercorp is now entitled to a 70% interest in Henan Huawei.

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LM Project

On November 1, 2007, the Company announced that it had, through its 70% owned joint venture company, Henan Huawei, acquired a 100% interest in the operating silver-lead-zinc mine at the LM Project, which has a mining permit of 3.07 square kilometres in area and is located just southeast of the Ying Project.

As of March 31, 2008, the acquisition of the LM Project is pending governmental approval, and concurrently Huawei has taken control of the LM Project and exploration, mine development, and production at the LM Project has resumed.

Qinghai Found Mining Co. Ltd.

Qinghai Project

In June 2007, the Company, through its wholly owned subsidiary, Fortress Mining Inc., entered into a joint venture contract with a Chinese party to form Qinghai Found Mining Company Ltd. (“Qinghai Found”), a Sino-foreign cooperative joint venture company, to explore and develop the Na-Bao silver-polymetalic Project (“Na-Bao Project”) in Qinghai Province, China. Under the joint venture contract, the Company will have an 82% interest in Qinghai Found by investing approximately US$4.0 million by funding exploration and development. The Chinese party will retain an 18% interest in Qinghai Found in exchange for transferring the three Na-Bao permits to Qinghai Found.

In September 2007, a business license for Qinghai Found was issued upon approval by the Chinese governmental authorities. Transferring of the three Na-Bao permits of about 320 square km in area (19 km by 16 km) into Qinghai Found from our Chinese partner has been approved by Chinese military, related city and provincial authorities.

A limited exploration program was carried out during July to October 2007 to test the mineralization at one of the several regional geochemical anomalies discovered by our Chinese partner, focusing on the area of about 35 square km (7 km by 5 km) at the middle and east portions of the three Na-Bao Exploration Permits. The program consisted of a total of 28 trenches for 13,380 cubic meters, geological mapping at 1:10,000 scale over an area of 30 square kilometres as well as a coincident geochemical soil survey over the 30 square kilometres. Grab samples during the geological mapping process were taken from surface gossans over 65 localities within the area of about 35 square km and their assay results demonstrate widespread lead (Pb), zinc (Zn), copper (Cu) and silver (Ag) polymetalic mineralization.

Based on encouraging preliminary exploration results, Qinghai Found has planned a significant exploration program for fiscal 2009, including 30,000 meters drilling, tunnelling and metallurgical study with an intention to define a resource base that satisfies the Chinese government’s minimum requirement to apply for a mining permit for silver/lead/zinc mine, that is, 1,000 tonne per day mining/milling capacity with a mine life of 10 years.

Yangtze Mining Ltd.

The Company, on April 24, 2008, entered into a share purchase agreement with Yangtze Gold Ltd. (“Yangtze Gold”), a private BVI company, to acquire from Yangtze Gold all of the issued shares of Yangtze Mining Ltd. (“Yangtze Mining”). Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze Mining Co. Ltd. (“Anhui Yangtze”), which owns 100% of the Gaocheng (“GC”) and Shimentou (“SMT”) silver, lead and zinc exploration permits located in Guangdong Province, People’s Republic of China.

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The purchase price for the shares of Yangtze Mining is approximately $60.27 million (CAD$61.95 million) and will be paid 40% in cash and 60% in common shares of the Company. The 40% cash portion will be payable as to 20% at closing and 20% plus interest at 5.5% when the Company receives its next dividend payment from its Chinese subsidiary, or within 3 months, whichever is earlier. The 60% common share portion of the purchase price will be payable by the issuance at the closing of 4,532,543 common shares of the Company at a price of CAD$8.20 per share, being the volume weighted average trading price of the shares of the Company during the 30 calendar days prior to the date of signing this agreement.

On April 28, 2008, the Company paid a deposit of $1.97 million (CAD$2.0 million) to Yangtze Gold, which amount will be credited against the cash portion of the purchase price. The deposit is non-refundable unless a breach of certain representations and warranties by Yangtze Gold or that the Company’s financial advisor is unwilling or unable to deliver a written opinion that the transaction is fair from a financial point of view to the Company’s shareholders. On April 29, 2008 the Company advanced $2.7 million (RMB¥20 million) to Anhui Yangtze so that it can start the process of applying for a mining permit and carry out further exploration program, including drilling. On June 6, 2008, the Company completed the purchase by issuing 4,532,543 common shares of the Company and paying CAD$12.39 million.

Dr. Rui Feng, Chairman and CEO of the Company, is a Director of Yangtze Gold, Yangtze Mining and Anhui Yangtze, and Mr. J. Feng, a relative of Dr. Feng, controls Yangtze Gold. The transaction has been approved by the independent directors of the Company in accordance with the applicable laws. A NI 43-101 independent technical report was completed on the GC and SMT Projects by SRK Consulting China Ltd., and a fairness opinion was received by the independent directors.

The Company has taken over the operation of Anhui Yangtze, is currently applying for a mining permit, and plans to spend $1.5 million to complete approximately 10,000 metres of drilling this fiscal year.

SKN Nickel & Platinum Ltd. - exercise of option for interest in the Kang Dian Project by New Pacific Metals Corp. in August 2006

On March 4, 2004, the Company announced that it had, through its then wholly owned subsidiary, SKN Nickel & Platinum Ltd. (“SNP”) entered into a Cooperative Agreement with Sichuan Geological Survey Institute of Metallurgical Industry to acquire a 75% interest in the Kang Dian Nickel Project, located in Sichuan Province, China.

Under the cooperative agreement, for the Kang Dian Project, SNP is obligated to contribute US$2,500,000 to fund the exploration and development of the Kang Dian Project over a period of four years. After SNP has earned its 75% interest, contributions to fund the Project will be made pro rata. The interests of the Chinese property owner can be diluted to not less than 12% if they elect not to make cash contributions.

Pursuant to an Option Agreement dated September 15, 2004, the Company granted New Pacific Metals Corp. (NUX.TSX-V) an option to acquire 100% of the issued and outstanding shares of SNP, and thereby the Company’s interests in the Kang Dian Nickel Project. Under the Option Agreement, NUX agreed to issue to the Company a total of 6,500,000 common shares of NUX in three tranches, at a deemed price of $0.375 per share, with the shares subject to a three year value escrow agreement under the policies of the TSX-V.

The first tranche of the NUX shares (2,500,000 shares) was issued to the Company in December of 2004, the second (2,000,000 shares) was issued in February of 2006 and the final tranche (2,000,000 shares) was issued on August 29, 2006 on completion of US$1,000,000 in funding obligations under the Option Agreement. Accordingly, NUX has exercised the option and acquired a 100% interest in SNP.

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The NUX shares were subject to escrow for three years with quarterly releases. As at March 31, 2008, all of the 6,500,000 NUX common shares were released from escrow to the Company. The Company is entitled to the voting rights attached to the escrow shares. The Company has one representative on the NUX board of directors, Dr. Rui Feng.

Added to S&P/TSX Composite Index, S&P/TSX Global Gold Index and S&P/TSX Global Mining Index

Effective Monday, December 18, 2006, Standard & Poors Canadian Index operations added the Company’s common shares to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index).

Effective Tuesday, June 12, 2007, Standard & Poors Canadian Index operations added the Company’s common shares as a constituent for the new S&P/TSX Global Mining Index.

Listing and Extension of Warrants

The Company received approval from the Toronto Stock Exchange to extend the expiry date of the 1,250,623 (post-split: 3,751,869) common share purchase warrants issued by the Company in its April 2006 bought deal financing (the “Warrants”) from October 26, 2007 to October 26, 2008, and the listing of same. The effective date of the change for the extension of warrants was September 7, 2007. Starting September 10, 2007, the Warrants are listed on the Toronto Stock Exchange trading under the symbol “SVM.WT”.

Dividend Declaration and Distribution

The Company declared its first annual dividend at CAD$0.05 (pre-split: CAD$0.15) per share paid to shareholders of record at the close of business on September 28, 2007. The Company believes that the payment of dividends rewards shareholder loyalty and is a validation of the Company’s cash generating capabilities. The declaration and amount of any future dividends will be at the discretion of the Company’s directors.

Stock Split

At the Company’s annual general and special meeting on September 28, 2007, shareholders approved a stock split of the Company’s common shares on the basis of three (3) shares for every one (1) existing share. Shareholders of record of the Company’s common shares as of the close of business on October 31, 2007 received two additional shares for each common share held at that time. The Company believes that the stock split encourages greater liquidity and wider distribution among retail investors.

Donation of RMB¥1.25 million towards the construction of a Youth Center in Luoning County, Henan province, China

The Company is committed to contributing to the growth and prosperity of communities in which it is active. As part of this commitment, in 2006 Henan Found donated RMB¥1.25 million towards the construction of the Henan Found Youth Recreation and Activity Center, in Luoning county of Henan province, China.

One of the largest employers and contributors to the local tax base in the county, the Company is committed not only to responsible mining practices but also to making a positive contribution in the communities in which it is active. The Company looks forward to making additional contributions in support of the development of Luoning County as it continues to grow and build on the success of its operations in the area.

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Donation of US$700,000 to Sichuan Earthquake Relief

The Company, its affiliate New Pacific Metals Corp. and Dr. Rui Feng together donated over US$700,000 to provide relief support for the victims of China's May 12, 2008 earthquake in Sichuan province, China.

Recent Financings

On September 16, 2005, the Company closed a non-brokered private placement of up to 2,000,000 units at CAD$3.20 per unit. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitled the holder to acquire one additional common share at a price of CAD$4.60 per share for a period of one year, expiring on September 16, 2006.

On April 26, 2006, the Company closed a “bought deal” financing under a short form prospectus for gross proceeds of CAD$47,773,875. Sprott Securities Inc. and GMP Securities L.P. as co-leader managers and co-bookrunners, together with a syndicate of other dealers including, CIBC World Markets Inc., MGI Securities Inc., Salman Partners Inc. and BMO Nesbitt Burns Inc. (the “Underwriters”), collectively bought 2,501,250 units from the Company at a price of CAD$19.10 per unit. Each unit was comprised of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at a price of CAD$24.00 per share for a period of 18 months, expiring on October 26, 2007, which was extended to October 26, 2008. The total units purchased includes 326,250 units issued upon exercise of the Underwriter’s over-allotment option. The net proceeds are being used for general corporate purposes and may be used for potential future acquisitions.

Future Financing

The Company anticipates that it will be able to finance all of its activities with the proceeds from production from the Ying Project, and otherwise from share issues, interest income and joint ventures. The ability to continue operations is dependent upon the continued financial support of its shareholders, other investors and lenders, together with the successful development of the Company’s interests in mineral properties.

Private Placement With NUX

On March 15, 2007, the Company participated in NUX’s private placement by acquiring 900,000 units of NUX at CAD$2.50 per unit. Each unit is comprised of one common share and one-half of one share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share at CAD$3.00 for a period of one year from the closing of the private placement. In February 2008, with the approval of the TSX Venture Exchange, the expiry date of the NUX warrants was extended by one year to March 15, 2009.

Change in Reporting Currency

Effective April 1, 2007, the Company changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. Prior to April 1, 2007, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the Canadian dollar (CAD). In making this change in reporting currency, the Company followed the recommendations of the Emerging Issues Committee (EIC) of the Canadian Institute of Chartered Accountants (CICA), set out in EIC-130, “Translation Method when the Reporting Currency Differs from the Measurement Currency or there is a Change in the Reporting Currency”. In accordance with EIC-130, the financial statements for all years and periods presented have been translated into the new reporting currency using the current rate method. Under this method, the statements of operations and cash flows statements items for each year and period have been translated into

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the reporting currency using the average exchange rates prevailing during each reporting period. All assets and liabilities have been translated using the exchange rate prevailing at the consolidated balance sheets dates. Shareholders’ equity transactions since April 1, 2006 have been translated using the rates of exchange in effect as of the dates of the various capital transactions, while shareholders’ equity balances on April 1, 2006 have been translated at the exchange rate on that date. All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income. All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars.

Auditors

Effective May 11, 2006, Deloitte & Touche LLP resigned as auditors at the request of the Company and Ernst & Young LLP was appointed as the Company’s auditors. There were no reportable events in relation to the change of auditors.

Shareholders Rights Plan

Shareholder approval was obtained at the Company’s annual general meeting on August 4, 2005 to implement a Shareholder Rights Plan (the “Rights Plan”). The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. The Rights Plan will provide the board of directors and the shareholders with more time to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the board to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. The Rights Plan has a term of three years and will expire at the close of the annual meeting of shareholders after the third anniversary of shareholder approval of the Rights Plan, unless the rights under the Rights Plan are earlier redeemed or exchanged. There is no plan to extend the Rights Plan at the upcoming 2008 annual meeting of shareholders.

Normal Course Issuer Bid 2008

With the approval of the TSX, a normal course issuer bid of the Company commenced at market open March 28, 2008 and will continue until no later than March 27, 2009. Under the issuer bid, the Company may on any trading day purchase up to 137,841 of its common shares. The Company intends to acquire up to 2,988,029 of its common shares over a one year period. Purchases will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX. The Company intends to cancel all shares acquired under the issuer bid.

3.2	Significant Acquisitions

On June 6, 2008, the Company acquired all of the issued shares of Yangtze Mining. Yangtze Mining owns a 95% interest in a Sino-Foreign joint venture company, Anhui Yangtze, which owns 100% of the GC and SMT silver, lead and zinc exploration permits located in Guangdong province, China. The Company will file a business acquisition report in the form of NI51-102F4 in respect of the acquisition.

The Company did not have any other significant acquisitions or dispositions during the year ended March 31, 2008.

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ITEM 4: DESCRIPTION OF THE BUSINESS

4.1	General

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and development of silver related mineral properties focusing on the People's Republic of China. Currently, the Company is operating and developing four Silver-Lead-Zinc mines at the Ying Mining Camp, Henan Province, owned through its 77.5% and 70% Chinese subsidiary companies, respectively. The Company’s other properties, including its Na-Bao Polymetalic Project in Qinghai Province, owned through its 82% Chinese subsidiary company, and its GC and SMT Projects in Guangdong Province, owned through its 95% Chinese subsidiary company, have not reached commercial production and are in the exploration stage.

4.2	Chinese Mining Law

As all of the Company’s properties are located in the People’s Republic of China, a brief statement on the laws of China as they relate to mining is appropriate. Note that, as laws in China are continually evolving, this is only a generalized statement and is not to be taken as absolutely current or correct. Under the laws of the P. R. C., mineral resources are owned by the State, and in the past, it has been state-owned enterprises which have been the principal force in the development of mineral resources. A new Mineral Resources Law became effective on January 1, 1997 and three regulations were promulgated on February 12, 1998. The new law provides for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles as well as the exclusivity of mining rights. The right to explore and exploit minerals is granted by way of exploration and mining rights. The holder of an exploration right has the privileged priority to obtain the mining right to the mineral resources in the exploration area provided the holder meets the conditions and requirements specified in the law. A mining enterprise may transfer its exploration or mining rights to others, subject to governmental approval. It is now common for foreign companies to form joint ventures with state-owned mining enterprises, with title to the mining rights being transferred to joint venture entities registered in China. This is the case with most of the Company’s mineral property interests.

4.3	Risk Factors

An investment in the common shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following is brief discussion of those factors which may have a material impact on, or constitute risk factors in respect of, the Company’s future financial performance:

Regulatory Environment in China

The Company conducts operations in China. The laws of China differ significantly from Canada and are subject to change. Mining operations, development and exploration activities are subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, environmental protection, mine safety and other matters. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations, may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

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New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could have a material adverse impact on future cash flow, results of operations and the financial condition of the Company.

Further, all phases of the Company’s operations are subject to environmental regulations in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environment assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company’s operations.

Operations and Political Conditions

The Company conducts its operations in China and is potentially subject to a number of political and economic risks. The Company is not able to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of the Company’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

Mining operations generally involve a high degree of risk, with hazards such as unusual or unexpected formations or other geological conditions. The Company may become subject to liability for pollution, cave-ins or other hazards against which it cannot insure, or against which it may elect not to insure. Payment of such liabilities may have a material, adverse effect on the Company's financial condition. All of the properties in which the Company has an interest are located in foreign jurisdictions, which may have different regulatory and legal standards than those in North America. Even if the Company’s mineral properties are proven to host economic reserves of metals, factors such as political instability, terrorism, opposition and harassment from local miners, or governmental expropriation or regulation may prevent or restrict mining of any such deposits or repatriation of profits.

The majority of the Company’s activities and investments are located in foreign countries. These investments are subject to the risks normally associated with conducting business in foreign countries. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economical environments, as well as risks of war and civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contract rights or the taking of property by nationalization or appropriation without fair compensation, risk of adverse changes in laws or policies of particular countries, increases in foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to Canadian and U.S. laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in foreign countries arising from such risks, there can be no assurance that such problems will not arise in the future.

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The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state-sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies, instead of purely commercial considerations.

Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different to that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines.

Economic Factors Affecting the Industry

The Company’s sales price for lead and zinc pounds is fixed against the Shanghai Metals Exchange as quoted at www.shmet.com, while gold ounces are fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn, and silver ounces are fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com. These metal prices traditionally move in tandem with and at marginally higher prices than those quoted on the North American and European market places.

Environmental Risks

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety. Environmental laws and regulations are complex and have tended to become more stringent over time. Failure to comply with applicable environmental health and safety laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental and health and safety laws and permits will not materially adversely affect the Company’s business, results of operations or financial condition.

Permits and Licenses

All mineral resources of the Company are owned by their respective governments, and mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or that the Company will be in a position to comply with all conditions that are imposed.

Nearly all mining projects require government approval. There can be no certainty that these approvals will be granted to the Company in a timely manner, or at all. For example, Henan Found is in the process of completing construction of the mine at the Ying Project according to its approved design plan, focusing on completing the connection of three mine shafts for safety reasons. While government authorities allow Henan Found to test run the mill and mine, it is subject to final inspection by authorities for environmental and safety qualifications and it is subject to receiving environmental and safety production permits. The land usage right for Henan Found’s mine and mill has been purchased from the local owners, rezoning of these lands from agricultural to industrial use has been approved by Henan Provincial government, and transfer of the land title to Henan Found’s name has been submitted to the government authorities and is pending final approval.

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Feasibility and Engineering Reports

The Company has received a mining permit from the Department of Land and Resources of Henan Province and plans to commence mining operations in accordance with the mining permit. The Company has not yet and may not complete a feasibility study or report as would otherwise be performed for a mining property located in North America.

Exploration and Development

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There is also no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company’s acquisition, exploration and development programs will yield new reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

Calculation of Resources, Reserves and Mineralization and Precious and Base Metal Recovery

The Company’s Ying Project at present contains resources only, there have been no reserves calculated. There is a degree of uncertainty attributable to the calculation of resources, reserves and mineralization and corresponding grades being mined or dedicated to future production. Until resources, reserves or mineralization are actually mined and processed, quantity of mineralization and grades must be considered as estimates only. In addition, the quantity of resources, reserves and mineralization may vary depending on metal prices. Any material change in quantity of resources, mineralization, grade or stripping ratio may affect the economic viability of the Company’s properties. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Title to Properties

While the Company has investigated title to all of its mineral claims and to the best of its knowledge, title to all of its properties is in good standing, the properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. There may be valid challenges to the title of the Company’s properties which, if successful, could impair development and/or operations. The Company cannot give any assurance that title to its properties will not be challenged. The Company’s mineral properties have not been surveyed, and the precise location and extent thereof may be in doubt.

Property Interests

The agreements pursuant to which the Company holds its rights in certain of the properties provide that the Company must make a series of cash payments over certain time periods or make certain minimum

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exploration expenditures. If the Company fails to make such payments or expenditures in a timely manner, the Company may lose interest in those projects.

Additional Financing

If the Company's exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. One source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source will continue to be available, as required or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all.

Competition

The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered, a ready market will exist for the sale of same. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.

Fluctuating Commodity Prices

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver and other metals. The prices of those commodities has fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, supply and demand, sales by government holders, global or regional consumptive patterns, speculative activities, availability and costs of metal substitutes, and increased production due to new mine developments and improved mining and production methods. The price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of the properties. The effect of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects, cannot be accurately predicted.

If silver and metals prices were to decline significantly or for an extended period of time, the Company may be unable to continue operations, develop the properties or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

Foreign Exchange Rate Fluctuations

In the past, the Company has raised its equity and maintained its accounts in Canadian dollars but now reports in U.S. dollars. Going forward, operations carried out in non-U.S. currency, including Canadian Dollars or Chinese Renminbi could subject the Company to foreign currency fluctuations that may materially and adversely affect the Company’s financial position.

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Fluctuation of Securities Prices

Securities markets experience a high level of price and volume volatility, and the market price of securities of many companies has experienced wide fluctuations which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Such fluctuation will affect the price of the Company’s securities.

Insurance

The Company’s mining activities are subject to the risks normally inherent in the industry, including but not limited to environmental hazards, flooding, periodic or seasonal hazardous climate and weather conditions, unexpected rock formation. The Company may become subject to liability which it cannot insure or against which it may elect not to insure due to high premium costs or other reasons. Where considered practical to do so the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Key Personnel

The Company depends on the services of a number of key personnel, including its directors and executive officers, the loss of any one of whom could have an adverse effect on the Company’s operations.

The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. The Company cannot assure that it will be successful in attracting and retraining skilled and experienced personnel.

Conflicts of Interest

Conflicts of interest may arise as a result of the directors, officers and promoters of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and businesses and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia), S.B.C. 2002, c.57.

Dependence on Management

The executive directors and the China operational management team all have extensive experience in the mineral resources industry in China. Most of the non-executive directors also have extensive experience in mining and/or exploration (or as advisors to companies in the field). The Company’s success depends to a significant extent upon its ability to retain, attract and train key management personnel, both in Canada and in China.

Joint Venture Partners

The Company’s interests in various properties may, in certain circumstances, pursuant to option agreements currently in place, become subject to the risks normally associated with the conduct of joint ventures. The existence or occurrence of one or more of the following circumstances and events could have a material

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adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial conditions: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Other Risks and Hazards

The Company’s operations are subject to a number of risks and hazards including:

  environmental hazards;

  discharge of pollutants or hazardous chemicals;

  industrial accidents;

  failure of processing and mining equipment;

  labour disputes;

  supply problems and delays;

  changes in regulatory environment;

  encountering unusual or unexpected geologic formations or other geological or grade problems;

  encountering unanticipated ground or water conditions;

  cave-ins, pit wall failures, flooding, rock bursts and fire;

  periodic interruptions due to inclement or hazardous weather conditions;

  uncertainties relating to the interpretation of drill results;

  inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;

  results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;

  the potential for delays in exploration or the completion of feasibility studies;

  other acts of God or unfavourable operating conditions.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on future cash flow, results of operations and financial condition.

ITEM 5: MINERAL PROPERTIES

The Company has interests in mineral properties located in China. As at March 31, 2008, these properties were carried on the Company's balance sheet as assets with a book value of $60,904,275. The book value consists of acquisition costs plus cumulative expenditures on properties for which the Company has future exploration plans. The current book value is not necessarily the same as the total expenditures on each property by the Company, as part of the expenditures on some properties have been written down. The book value is also not necessarily the fair market value of the properties.

The names and book values of the Company's mineral properties are set out below in tables. Further discussion of the individual properties follows below.

China

Property Name	Location	Ownership Interest*	Book Value

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			March 31, 2008
Ying Project	Henan Province	77.5% earned	$18,302,750
Hou Ping Guo Project	Henan Province	70% earned	$9,732,393
NZ Project	Henan Province	Up to 100%	$2,046,934
LM Project	Henan Province	70% earned	$9,748,658
TLP Project	Henan Province	77.5% earned	$20,015,357
Qinghai Project	Qinghai Province	Up to 82%	$1,058,183

* These reflect option rights to earn these percentage interests and option rights granted on these percentage interests on the terms set out in Item 4 above.

For the purposes of National Instrument 43-101 of the Canadian Securities Administrators (“NI 43-101”), the following properties as of March 31, 2008 have been determined to be material to the Company:

(a)	The Ying Project, Henan Province, China; and

(b)	The HPG Project, Henan Province, China.

None of the Company’s other mineral property interests are considered material for the purposes of NI 43-101.

The Company’s mineral properties in British Columbia and Yunnan Province were written-off in prior years.

The Company as of March 31, 2008 holds interests in the following five material projects in China: the Ying Project, Hou Ping Gou Project, TLP Project and LM Project all located in the Henan Province, and the NaBao Project in Qinghai Province, China. Myles Gao, COO and Mike Hibbitts, Vice President, Operations of the Company, are the Company’s qualified persons for its Chinese mineral properties.

Ying Project, Henan Province

On April 12, 2004, the Company, through its wholly owned subsidiary, Victor Mining Ltd. entered into a formal cooperative joint venture contract with Henan Non-Ferrous Geological and Mineral Resources Co. Ltd. (“HGMR”) to acquire up to a 77.5% interest in the five exploration permits comprising the Ying Project, located in Henan Province, China by making a capital contribution of US$3,670,000 over three years to Henan Found, the joint venture company set up to hold the permits, for a 55% interest in Henan Found and an additional US$1,500,000 payment to HGMR over a period of three years for another 22.5% interest in Henan Found. These payments were made and the Company earned its full 77.5% interest in Henan Found and thereby in the Ying Project.

On March 30, 2006, the Company announced that Henan Found received a mining permit issued by the Department of Land and Resources of Henan Province, covering 9,945 km2 of the SGX area within the Ying Project, where the major exploration effort by the Company has been focused. The permit was issued on the terms applied for, and allows operation of a 198,000 tonne per year underground mine within the permit area to produce silver, lead and zinc ores. The production rate can be increased in the future through amending the existing mining permit when expected resource estimates have been filed with the Department of Land and Resources of Henan.

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Upon receiving its mining permit on March 30, 2006, the Company switched its focus at the Ying Project from exploration and development to gradual ramping up to achieve a full mining operation. Mine development and mill construction are financed by cash flow from the operations of the Ying Project. The Ying Project is the major revenue and profit contributor of the Company.

Based on an update of the mineral resources on the Ying and HPG Projects in the Ying and HPG Report, the estimated resource (measured plus indicated) is 30% greater than the resource reporting in the previous estimation (the 2006 Report by Broili, et. al.). dated May 26, 2006.

At the Ying Project, the newly built mill has an operating capacity of 1,000 tonnes per day. The custom built 300-tonne loading capacity barge is operating smoothly.

In December 2007, Henan Found started the process of constructing a new 2,000 t/d mill and associated tailings dam adjacent to its existing 1,000 t/d mill. Upon the new mill being completed by November 2008, the combined milling capacity is expected to be 3,000 t/d to treat ores from the Ying and HPG Projects as well as the recently acquired LM and TLP Projects, all located within approximately 15 kilometres distance. The estimated capital cost for the new mill is approximately US$12 million. Government approvals are required for the new mill.

When the new mill is operational, which is expected in November 2008, the total annual milling capacity is expected to be approximately 600,000 tonnes for fiscal 2009 (April 1, 2008 to March 31, 2009) and one million tonnes for fiscal 2010 (April 1, 2009 to March 31, 2010) and beyond, compared to a current annual capacity of approximately 350,000 tonnes.

Under its preliminary mining plan, Silvercorp is expected to produce a total of 500,000 tonnes of ore in its 2009 fiscal year, including 250,000 tonnes of ore from the Ying Project, 100,000 tonnes of ore from the HPG Project, 120,000 tonnes from the TLP Project, and 30,000 tonnes from the LM Project. Further growth of mining capacity is anticipated for fiscal 2010 from increased production at the TLP Project. Production is expected to increase to 700,000 tonnes of ore in its 2010 fiscal year, including 250,000 tonnes of ore from the Ying Project, 100,000 tonnes of ore from the HPG Project, 300,000 tonnes from the TLP Project and 50,000 tonnes from the LM Project. For further details, please refer to the news releases available on the Company’s website at www.silvercorp.ca and www.sedar.com

5.1	Technical report

The most recent NI 43-101 compliant technical report on the Ying and HPG Projects is dated August 16, 2007 and was prepared by BK Exploration Associates (Chris Broili, C.P. Geo & L.P. Geo. and Mel Klohn, L.P. Geo., both independent Qualified Persons) (the “Ying and HPG Report”). The full Ying and HPG Report can be found on SEDAR at www.sedar.com. The Ying and HPG Report updates the previous independent technical reports on the Ying Project dated March 3, 2006, April 18, 2006, April 18, 2005 and April 21, 2004, which are also filed on the SEDAR system, and provides a preliminary assessment of the mine at the Ying Project. The information below has been extracted in whole or in part from the Ying and HPG Report, which readers are encouraged to review in full. Portions of the following information are based on assumptions, qualifications and procedures that are set out only in the full Ying and HPG Report. For a complete description of assumptions, qualifications and procedures associated with the following information, reference should be made to the full text of the Ying and HPG Report.

Reference to Silvercorp includes reference to Henan Found, the Chinese subsidiary of the Company which holds the Ying Project and to Henan Huawei Mining Co. Ltd. the Chinese subsidiary of the Company which holds the HPG Project.

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For more details on the Ying and HPG Report, please go to Sedar at www.sedar.com.

5.2	Property Description and Location

The Ying Project and HPG Project are located in western Henan Province at latitude 34º07’ to 34º12’ N and longitude 111º14’ to 111º22’ E (Figures 1 & 2).

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The Ying Project is currently covered by one Mining Permit and six Exploration Permits. The HPG Project is covered by two Mining Permits and one Exploration Permit. These permits are as follows:

Permit	YING PROJECT AREA	Area (km2)
1	Mining Permit No. 4100000610045 expires May, 2014 Yuelianggou Ag project	9.95
2	Exploration Permit No. 4100000740232 expires June 19, 2008 Qiaogoubei Ag project	3.55
3	Exploration Permit No. 4100000640561 expires November 2, 2007 Qiaogou Ag project	1.42
4	Exploration Permit No. 0100000730232 expires June 06, 2009 Ximiao-Leileisi Au project	12.34
5	Exploration Permit No. 0100000520145 expires November 03,2007 Shagou Ag project	7.10
6	Exploration Permit No. 4100000620073 – expires on December 5, 2007 Luoning County Sidaogou – Lushi County Lijiagou Ag project	19.70
7	Exploration Permit No. 4100000620377 – expires on July 29, 2008 Dong Cao Gou Au project	6.39

	HPG PROJECT AREA
8	Mining Permit No. 4100000410514 expires April, 2009	0.39
9	Mining Permit No. 4100000620027 expires August, 2015	0.15
10	Exploration Permit No. 4100000520048 expired February 11, 2006	5.86
	Mining Total	10.49
	Exploration Total	56.36

The existing permits cover all of the target areas outlined in the Ying and HPG Report.

Exploration permits can be renewed by the payment of further rental fees. Surface rights for mining purposes are not included in the permits but can be acquired by payment of a purchase fee based on the appraised value of the land. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work. The exploration permits give the right to carry out all the exploration presently contemplated and no additional permitting is required.

There are no known or recognized environmental problems that might preclude or inhibit a mining operation in this area. Some major land purchases may be required in the future for mine infrastructure purposes (processing plant, waste disposal, office and accommodations).

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Yellow River
Zhengzhou
Luoyang
Luo-He River
Xiaoqinling Gold Belt
Luoning
Ruyang
Lushi
Qinling Orogenic Belt
Ying & HPG Mine projects
N
SCALE
0 10 20KM
Neixiang
Nanyang
111°
112°
113°
34°
33°
Beijing
People□s Republic of China
Henan
Henan
LEGEND
Cenozoic Erathem
Cretaceous
Jurassic
Triassic
Early Paleozoic
Late Paleozoic
Early Paleozoic - Late Paleozoic
Early Proterozoic
Early Proterozoic - Middle Proterozoic
Middle Proterozoic
Late Proterozoic
Archean
Felsic Intrusive
Intermediate intrusive
Mafic Instrusive
Figure 1
SILVERCORP Metals Inc.
YING & HPG PROJECTS HENAN CHINA
GEOLOGY AND LOCATION MAP OF WESTERN HENAN
Drafted by Bei
August 2007

Figure 1: Geology and Location Map of Western Henan

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The existing land agreements are as follows:

Ying Project

A co-operative joint venture contract dated April 15, 2004, was consummated between Victor Mining Ltd., which is the wholly owned British Virgin Islands subsidiary of Silvercorp, and Henan Non-Ferrous Geological & Mineral Resources Co. Ltd.. Pursuant to the joint venture contract, a Chinese cooperative joint venture company, Henan Found, was established to hold 100% of the Ying Project. Victor Mining Ltd. consummated the obligation and now owns 77.5% interest in Henan Found.

The Ying Mining Permits controlled by Henan Found encompass 9.95 km2 and exploration permits encompass 50.50 km2.

HPG Project

A co-operative joint venture contract dated March 31, 2006, was consummated between Victor Resources Ltd., which is the wholly owned British Virgin Islands subsidiary of Silvercorp, and Luoning Huatai Mining Development Co., Ltd. (“Huatai”). Pursuant to the joint venture contract, a Chinese co-operative joint venture company, Henan Huawei Mining Co. Ltd. (“Huawei”), was established to hold 60% of the HPG Project. Victor Resources is obligated to pay a total of C$6.00 million to Huatai in instalments to acquire a 60% interest in Huawei. In 2007, Silvercorp signed an agreement to purchase an additional 20% interest of Huawei from its JV partner, Huatai, in which 10% interest will be held in trust for a shareholder of Huatai. Total consideration for the 20% interest is C$1.98 million with Silvercorp's share of C$0.99 million paid in full. Silvercorp is now entitled to 70% interest of Huawei.

The HPG Mining Permits are in the process of being transferred to Huawei. The HPG Exploration Permit is being held by Huatai who will apply for Mining Permit and then transfer it to Huawei upon issuance of the Mining Permit. The HPG Mining Permits controlled by Huawei encompass 0.54 km2 and exploration permits encompass 5.86 km2.

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Figure 2: Project and Mill Location

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5.3	Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Ying and HPG Projects are about 240 km west-southwest of Zhengzhou (pop. 7.0 million), the capital city of Henan Province, and 80 km west of Luoyang (pop. 1.4 million), the nearest major city (Figure 1). Both of these cities are served by airlines with regular flights to Beijing and other major population centers. The nearest small city to the Ying Project is Luoning (pop. 80,000+), about 40 km by paved roads from the Ying mill site in the central part of the Project. The mill site is about 15 km by paved road from the Guxian Reservoir, and the Project’s main exploration-development camp, the SGX Camp, is accessed via a 30-minute ferry ride across the Reservoir.

Much of the project area is rugged, deeply dissected mountainous terrain with elevations ranging from 300 to 1,200 m above sea level. Hill slopes are steep, commonly exceeding 25o, and the rock exposures on these hillsides range from fair to good. Almost all of the mineralization and significant geochemical and geophysical anomalies were discovered on the hillsides.

The area has a continental sub-tropical climate with four distinct seasons. Temperature changes are dependent on elevation, with an annual range of -10°C to 38°C and annual average of 15°C. The annual precipitation averages 900 mm, mostly occurring in the July to September rainy season and supplemented by snow and frost occurring from November to March.

The area is sparsely vegetated, consisting mostly of bushes, shrubs, ferns and small trees. The local economy is based on agriculture (wheat, corn, tobacco, medicinal herbs) and mining. Agriculture is confined to the bottoms of the larger stream valleys and to the many terraced hillsides.

There are major power grids adjacent to the property and a power line extends to the SGX Area. Adjacent to the SGX property is a hydropower generating station at the dam that forms the Guxian Reservoir (Fig. 2). This reservoir is on the Luo River, a tributary to the Yellow River. Sufficient manpower is available to serve most exploration or mining operations.

5.4	History

Silver-lead-zinc-gold mineralization in the HPG and Ying Project areas has been known and intermittently mined for at least the last several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the exploration activities at Ying from 1956 to 2004, when Silvercorp acquired its first interest in the Ying Project, are available in previous recent 43-101 Technical Reports prepared for Silvercorp (Broili, 2004; Broili, 2005; Broili et al, 2006; Xu et.al., 2006).

When Silvercorp acquired its interest in the Ying Project in 2004, the resource estimate for the project was contained solely within the SGX Area. This resource was reviewed and verified in the first Technical Report (Broili, 2004) as follows:

Resource Category	Resource (Tonnes)	Grade			In Situ Metal Resource
		Ag (g/t)	Pb (%)	Zn (%)	Ag (ounces)	Pb (tonnes)	Zn (tonnes)
Indicated	630,100	412.66	6.57	3.18	8,359,713	41,429	20,015
Inferred	6,901,800	237.33	4.84	3.11	52,663,286	333,983	214,390

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From 2004 to March 2005, Silvercorp expanded underground workings on five of the veins in the SGX area. Their work during this period consisted of the following:

a)	tunnel enlarging: 1,271 m

b)	declines: 298 m

c)	undercut drifting: 1,897 m

d)	main tunnel: 497 m

e)	raise: 200 m

f)	ventilation raise: 102 m

g)	underground drilling: 15 holes for 1,376 m

h)	sampling and metallurgical work

This work substantially upgraded and expanded the resources in the SGX Area. These resources, reported in a second NI 43-101 Technical Report (Broili, 2005), are as follows:

Resource Category	Resource (Tonnes)	Grade			In Situ Metal Resources
		Ag (g/t)	Pb (%)	Zn (%)	Ag (ounces)	Pb (tonnes)	Zn (tonnes)
Measured	229,481	1419	33.25	9.88	10,470,661	76,314	22,675
Indicated	190,671	1362	32.16	10.12	8,362,276	61,416	19,329
Inferred	495,205	1539	35.01	9.56	24,502,345	173,394	47,323

From March 2005 to April 2006, Silvercorp continued to expand underground workings in the SGX area, extending their underground exploration to include 14 veins. In addition, reconnaissance exploration was initiated in other areas outside the SGX Area. Work conducted during this period consisted of the following:

a)	tunnel enlarging: 1,467 m

b)	declines: 817 m

c)	undercut drifting: 18,888 m

d)	main tunnel: 5,216 m

e)	raise: 2,569 m

f)	ventilation raise: 85 m

g)	shaft: 658 m

h)	underground drilling: 79 holes for 12,488 m

i)	surface drilling: 12 holes for 5,209 m

j)	sampling and metallurgical work

Results of this work allowed further upgrading and expansion of the SGX resources, as reported in a third NI 43-101 Technical Report (Broili et.al., 2006). The resource estimate reported in the 2006 report was nearly twice that reported a year earlier in the 2005 report, due largely to the fact that the new estimate was based on parts of 14 veins versus only 5 veins in the previous report. The 2006 resource estimate is as follows:

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Mineral Resource Estimates, May 26, 2006

Resource Category	thickness (m)	Tonnes	Ag (g/ t)	Ag (oz/t)	Pb (%)	Zn (%)	Ag Equiv* (g/t)	Contained Metal Resource
								Ag (oz)	Pb (t)	Zn (t)	Ag Equiv* (oz)
Measured	0.49	350,765	1,397	44.92	24.34	9.69	2,884	15,755,537	85,381	34,001	32,524,723
Indicated	0.37	460,854	1,639	52.70	28.11	7.79	3,195	24,288,513	129,557	35,894	47,338,605
Measured + Indicated	0.42	811,620	1,535	49.34	26.48	8.61	3,061	40,044,051	214,938	69,896	79,863,312

Inferred	0.45	1,246,013	1,426	45.86	25.47	9.38	2,946	57,143,860	317,362	116,914	118,030,219

*Ag Equivalent is calculated using US$6.50/oz Ag, US$0.40/lb Pb, and US$0.45/lb Zn
Calculations reflect gross metal content and have not been adjusted for metallurgical recoveries.

On March 30, 2006, Silvercorp was issued a mining permit for the SGX Area. A third of the 27,574 m of the underground workings completed since the first Technical Report in 2004, were mine development workings sufficient to immediately support production in 10 of 20 stopes on 7 different veins.

At the time of the last previous Technical Report in May, 2006, 16 shrinkage stopes were being mined, 4 additional stopes were planned and 3 hoist-equipped shafts were being sunk at the Ying Project. For this reason, the 2006 Technical Report included detailed scoping-level information (prepared by co-authors Yee, Fong, and Petrina) regarding mine planning and economics. Even assuming that the resource reported above was not increased in size, the report concluded that the Ying Project mining operation would be profitable (Broili, et.al., 2006).

At HPG, a resource generated by tunnelling, diamond drilling and trenching was described and examined by Xu et.al., 2006, however they concluded that no valid resource exists by CIM standards.

5.5	Regional Geology

The Ying and HPG Projects are within a major west-northwest trending ancient mountain belt known as the Qinling orogenic belt (Figure 1). More than 300 km long, the belt was formed at the joining of two major crustal tectonic plates when these plates collided in Paleozoic time. The tectonic plate to the north, which covers all of Henan Province, is the North China Precambrian plate; the plate on the south, which covers the south half of Hubei Province, Henan’s southern neighbor, is the Yangtze plate. The rocks along this crustal join, which forms the Qinling orogenic belt, are severely folded and broken by many faults, offering optimal structural conditions for the emplacement of a myriad of mineral deposits, and several operating silver-lead-zinc, in addition to Ying, occur along this belt.

The basement beneath the Qinling orogenic belt consists of highly metamorphosed rock units of Archean-age belonging to the North China Precambrian tectonic plate. The basement consists predominantly of felsic to mafic gneisses with minor amphibolites, intrusive gabbros and diabases. The Qinling belt itself is comprised largely of Proterozoic- to Paleozoic-aged sequences of mafic to felsic volcanic rocks with variable amounts of interbedded clastic and carbonate sedimentary rocks. The Qinling rock units have all been weakly metamorphosed to lower greenschist facies, with local areas of stronger metamorphism to lower amphibolite facies. The metamorphosed Qinling belt and Archean basement rocks are overlain by non-metamorphosed sedimentary rock sequences of Mesozoic- to Cenozoic-age, primarily marls and carbonaceous argillites which are capped locally by sandstone-conglomerate sequences. Major intrusives consist of mafic to felsic dikes and stocks of Proterozoic and Mesozoic ages.

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The dominant structures in the Qinling orogenic belt are west-northwest trending folds and faults which were generated when the two major tectonic plates collided in Paleozoic time. The faults consist of numerous thrusts having a component of oblique movement and sets of conjugate shear structures that trend either northwest or northeast. These conjugate shear zones, which display features of brittle fracturing such as fault gouge, brecciation and well-defined slickensides, are associated with all the important mineralization recognized along the 300 km orogenic belt. At least three important north-northeast trending mineralized fault sets are recognized in the Ying Project area: 1) Heigou-Luan-Weimosi, deeply seated fault zone, 2) Waxuezi-Qiaoduan fault zone, and 3) Zhuyangguan-Xiaguan fault zone.

5.6	Property Geology

The Ying and HPG Projects are underlain by a highly metamorphosed basement of Archean-age, rocks, mainly mafic to felsic gneisses formed from mafic to felsic volcanic and sedimentary rock units (Fig. 2). The lowest part of the basement gneiss sequence is about 1 km thick and comprised of mafic gneiss with local gabbroic dikes and sills that trend north-northeast and dip 30o to 60o southeast. This sequence is overlain by a much thicker sequence of thin-bedded quartzo-feldspathic gneiss, which is bounded on the north and west by Proterozoic-age andesitic greenstones along a very high-angle (>70°) “detachment” fault-shear zone. The greenstones have been folded and dip steeply toward the northeast and southwest.

The basement rocks are locally intruded by small granite porphyry stocks of Proterozoic to Paleozoic age and are extensively cut by northeast-trending, high-angle, mostly west-dipping conjugate faults. These faults are sometimes filled with younger andesitic to basaltic diabase dikes, resulting in dike swarms. Continued movement on these same faults has provided openings which are sites for all of the important silver-lead-zinc mineralization in the Project area.

5.7	Deposit Type

The targeted deposit types in the Ying and HPG Projects are “mesothermal silver-lead-zinc veins” as described by Waldemar Lindgren (1933), more recently termed “Cordilleran vein type deposits” by Guilbert and Park (1986), “silver-lead-zinc veins in clastic metasedimentary terranes” by Beaudoin and Sangster (1992), or “polymetallic Ag-Pb-Zn±Au veins” by Lefebure and Church (1996). Mesothermal vein systems are formed at considerable depth (from 600 m to 4000 m or more) by hydrothermal processes in a temperature range of 200o C to 300o C.

Classic deposits of this type include the Coeur d’Alene silver district in northern Idaho, U.S.A., one of the largest silver-lead-zinc districts in the world (Park & MacDiarmid, 1970). Other examples include the Kokanee Range and Keno Hill, Canada, the Harz Mountains and Freiberg, Germany and Príbram, Czechoslovakia (Beaudoin and Sangster, 1992).

Common characteristics of these Ag-Pb-Zn-Au vein systems are as follows:

  Usually occur in thick sequences of metamorphosed clastic sedimentary rocks or intermediate to felsic volcanic rocks, but can occur in almost any type of host rock (Lefebure and Church, 1996).

  Usually occur in areas of strong structural deformation in brittle and brecciated rock units. Mineralization is in altered country rock parallel to anticlinal axes and faults (Park & MacDiarmid, 1970; Sorenson, 1951; McKinstry and Svendsen, 1942).

  Often found proximal to igneous rocks, either spatially or genetically, but not to intrusions related to porphyry-copper mineralization (Beaudoin and Sangster, 1992). Many veins are associated with dikes which follow the same structures (Lefebure and Church, 1996).

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  Exhibit strong structural control, generally occurring as steep-dipping, narrow, tabular or splayed fissure veins, commonly as sets of parallel and offset veins. Individual veins range from centimetres up to more than 3 m wide, and generally continuous along strike for a few hundred to more than 1000 m in length and depth. Can be 10 m wide or more in stockwork zones (Lefebure and Church, 1996).

  Veins often display crustiform textures (mineral banding) (Bateman, 1951), locally with open space drusy quartz, cockade and/or collofrom textures. Sulfides are confined to the veins and occur as granular masses, coarse-grained patches and/or disseminations.

  Wall rock alteration is typically limited in extent – usually only a few to several meters – and consists of sericite, quartz, siderite, ankerite, pyrite and K-feldspar within or proximate to the veins, and chlorite, clay and calcite more distal to the veins.

  Common ore minerals are galena (PbS), sphalerite (ZnS) and tetrahedrite (Cu,Fe)12Sb4S13 with lesser amounts of chalcopyrite (CuFeS2), pyrargyrite (Ag3SbS3) or other sulfosalts. Small amounts of acanthite (AgS2) and native silver may occur but most silver in the veins is contained as inclusions in galena or tetrahedrite (silver-bearing tetrahedrite is also known as freibergite). Copper and gold may increase at depth. Common gangue minerals are quartz, pyrite (FeS2) and carbonate – usually siderite (FeCO3) or ankerite (Ca(Fe,Mg,Mn)(CO3)2) with distal calcite (Park & MacDiarmid, 1970; Lefebure and Church, 1996).

  In some cases, mineral zones are formed by multiple hydrothermal events or a telescoped single event rather than zoning about a single point (Beaudoin and Sangster, 1992)

  Individual vein systems range from several hundred to several million tonnes grading from 5 to 1,500 g/t Ag, 0.5 to 20% Pb and 0.5 to 8% Zn, with exceptional veins being even richer. The larger vein systems continue to be attractive targets because of their high grades and relatively easy beneficiation (Lefebure and Church, 1996).

5.8	Mineralization and Alteration

The 53-square kilometre Ying and HPG Project blocks are crossed by a myriad of mesothermal silver-lead-zinc-gold rich quartz-carbonate veins in steeply-dipping fault-fissure zones which cut Precambrian gneiss and greenstone (Fig. 3). To date, Silvercorp’s exploration-development activities have focused on three target areas at Ying:

  SGX – a 9 km2 area immediately south of the Guxia Reservoir,

  HPG – a 6 km2 area east of the SGX Area, and

  HZG – a 2 km2 area adjoining the SGX Area on the south.

Of these three target areas, the SGX Area has received the most attention. At least 28 mineralized vein structures have been identified and mapped in the SGX Area to date, and resources have been defined in 18 of these, compared with only 14 veins with resources a year ago (Broili, et.al., 2006). Additionally more than 20 mineralized veins have been identified in the HPG Area and resources have been defined in 7 of these. New resources have also been defined in 4 veins in the HZG area. A year ago, neither of these two target areas were credited with reportable resources. Because none of the current three target areas have yet been fully explored, it is quite likely that continuing work in these areas will find new veins as well as new mineralized shoots in known veins. Future work will almost certainly find new veins in these areas and continue to find new shoots in the already known veins. Further, these three target areas together comprise

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only a small part of the large Ying Project block; it is likely that exploration will find other important new target areas with mineralized vein systems elsewhere on the block.

5.9	Vein structure

Structurally, the Ying-HPG vein systems all appear to be generally similar, occupying steeply-dipping fault-fissure zones which trend most commonly northeast-southwest, less commonly north-south, and rarely east-west (Fig. 3). The structures extend for hundreds to a few thousand meters along strike and are often filled by altered andesite or diabase dikes together with quartz-carbonate veins, or are mapped as discrete zones of altered bedrock (mainly gneiss) with local selvages of quartz-carbonate veinlets. At the surface, a third to half of the exposed structures are conspicuously mineralized as well as altered.

The veins occur as steeply-dipping, narrow, tabular or splayed veins, commonly as sets of parallel and offset veins. Individual veins along the structures thin and thicken abruptly, from a few centimetres up to a few meters in width, in classic “pinch-and-swell” fashion. The pinching and swelling are the result of flexural irregularities from movement along the structure, with “swells” representing zones of dilation (Figs. 5 & 10). The dilation zones (swells) are often sites of high-grade pockets or “ore shoots.” At the Ying Project, these “ore shoots” range from 30 m to 60 m or more in vertical and horizontal dimensions over vein widths ranging from 0.4 m to 3.0 m. Commonly the vertical dimension of the Ying Project shoots is greater – often twice or more – than the horizontal dimension. In long-sections constructed along the veins, many of these shoots are seen to have a steep, non-vertical rake.

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Update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Property Geology and Vein Locations

SCALE
0
1
2km
SGX AREA
XM
RHW
HPG Project
HPG Mining Permits
HPG Exploration Permit
Ying Silver Mining Permit
TLP Silver Mine (150 million ounces)
HZG Camp
Legend
Quaternary
Tertiary
Proterozoic
Archean
Amphibolite
Quartz vein
Breccia
Diorite
Gabbro
Granite
Fault
Mineralized vein
Other permit
SilverCorp permit
Figure 3
SILVERCORP Metals Inc.
YING & HPG PROJECTS HENAN CHINA
Property Geology and Vein Locations
Drafted by: Bei
August 2007

Figure 3: Property Geology and Vein Locations

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5.10	Mineralogy

Although veins in each of the three target areas in the Ying and HPG Projects are structurally similar, there are differences in the mineralization observed in each area. The mineral differences between the areas are due possibly to different generations of mineralization or are the results of district-wide mineral zonation at different levels of exposure; analogous perhaps to broad-scale zonation patterns observed in other mesothermal silver-lead-zinc districts such as the Coeur d’Alene district, U.S.A.

SGX Area

The SGX Area is the most extensively explored target area to date with at least 28 veins identified to date and high-grade mineralization currently defined in 18 of these veins (Fig. 4). Sampling in exploration and development workings at various levels in these mineralized vein structures indicates that approximately 27 percent of the material filling these veins is highly mineralized, ranging from 0.2 m to more than 1 m in width (average 0.4 m) and containing an average of about 25% galena and 12% sphalerite. Other metallic minerals present in much smaller amounts include pyrite, chalcopyrite and hematite, with very sparse amounts of wire silver, silver-bearing sulfosalts (mainly the mineral pyrargyrite), silver-bearing tetrahedrite (known as “freibergite) and possibly acanthite (a silver sulfide).

The metallic minerals are confined to the veins, occurring as massive accumulations or as disseminations. Much of the galena in the SGX veins occurs in massive tabular lenses consisting of coarse crystalline aggregates to fine, granular “steel galena.” These bodies can be up to 1 meter thick and 100 m or more in vertical and horizontal dimensions. Sphalerite consists of the dark-colored, iron-bearing variety (also known as “blackjack” sphalerite) and occurs as coarse bands or aggregates with the galena. Alternating bands of galena, sphalerite, pyrite and quartz are common near the vein margins (Fig. 4a).

Most of the silver in the SGX veins is probably present as microscopic inclusions in the galena. Silver occurs at a reasonably consistent ratio with lead, ranging from 45 to 65 grams silver (1.4 to 2.1 troy ounces) for each percent lead. Ag:Pb and Zn:Pb metal ratios using tonnes contained metal and calculated as (Ag*100)/((Ag*100)+Pb) and Pb/(Pb+Zn), in the SGX veins are 0.36 and 0.74, respectively, very close to the Coeur d’Alene ratios of 0.29 and 0.72, and generally within the 0.22 –0.63 and 0.51 –0.72 ratio ranges considered to be characteristic of the silver-lead-zinc vein deposit model summarized previously in this report (Beaudoin and Sangster, 1992).

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BK Exploration Associates	33

Figure 4: Tunnel and Veins at SGX Area

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Several shoots in some of the SGX veins contain from 92 to 165 grams silver for each percent lead, much greater amounts of silver relative to lead than the usual range noted above for SGX veins. Much of the silver in these shoots may possibly be carried as a silver-rich, non-lead-bearing mineral such as freibergite, which is a dark-colored metallic mineral that could easily be hidden within metallic granular masses of galena. Not surprisingly, these same shoots contain up to several percent of potentially valuable copper, which is a major constituent of freibergite. Exploration in the SGX veins to date has found very little gold except for the short S7-2 vein in the eastern part of the target area which contains from 4.4 to 8.9 g/t gold, but very little silver, lead or zinc.

Gangue in the SGX vein systems consists mostly of quartz-carbonate minerals with occasional inclusions of altered wall-rock. The carbonate is dominantly ankerite in contrast to siderite which is the most common carbonate gangue mineral in many mesothermal silver-lead-zinc districts. In the Coeur d’Alene district, for example, siderite is closely associated with the sulfide ore minerals, ankerite occurs farther away from the ore, and calcite is present as a distal carbonate mineral.

Wall rock alteration commonly consists of a myriad of quartz veinlets accompanied by sericite, chlorite, silicification and ankerite on fractures. There is also some retrograde alteration, expressed as epidote along fractures. The vein systems appear to persist or even strengthen at depth with many veins exposed in the underground workings often significantly richer in silver-lead-zinc than the same veins exposed at the surface. This suggests that the mineralization is either leached from the surface outcroppings or, more likely, is zoned and becomes richer at depth (Broili et.al., 2006).

HPG Area

More than 20 mineralized veins have been identified in the HPG Area (Fig. 9). To date, Silvercorp has defined low-grade resources in 7 of these veins. Sampling at various levels in workings along these vein structures indicates that from 27% to 50% or more of the vein material is mineralized, ranging from 0.2 m to 5.2 m in width, averaging 0.96 m.

The veins occur in relatively permeable fault-fissure zones and are extensively oxidized from the surface to depths of about 80 m. Within this zone, the veins show many open spaces with conspicuous boxwork lattice textures resulting from the leaching and oxidation of sulfide minerals. Secondary minerals present in varying amounts in this zone include cerussite, malachite and limonite. Beneath this oxide zone, sulfide minerals are mixed with secondary oxide minerals in the vein, with sulfides becoming increasingly abundant downward to about 150 m depth, beyond which fresh sulfides are present with little or no oxidation.

The dominant sulfides are galena, typically comprising a few percent to 10% of the vein, together with a few percent sphalerite, pyrite, chalcopyrite and freibergite-tetrahedrite. Other metallic minerals in much smaller amounts include argentite, native silver, bornite and various sulfosalts. The minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include quartz, sericite and carbonate, occurring as dolomite and calcite with some ankerite.

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HW
15 cm
BK07-Y-01
50 cm
BK07-Y-02
25 cm
not sampled
FW

Photo of S-21 vein on level 650 of the SGX area, Ying deposit, showing samples collected during preparation of the current report. Representative closeup photos of these samples are shown below.

BK07-Y-01
CENTIMETER

Sample BK07-Y-01, banded vein: Quartz (white), fine-grained pyrite (light yellow) and steel galena (dark silvery gray). The galena contains minor amounts of disseminaed sphalerite.

BK07-Y-02
CENTIMETER

Sample BK07-Y-02. massive vein: Steel galena (dark silvery gray) with massive coarse dark sphalerite ('blackjack sphalerite', brownish-black, left-quarter side of sample).

Figure 4(a): Photos of SGX Samples

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Most of the HPG veins contain significant amounts of gold, often 1.0 to 4.0 g/t Au or more over widths up to 1 meter, distinctly more than veins typical of the other two Ying Project target areas. The HPG veins, which trend northeast-southwest, are crossed by a 1-km long, northwest-southeast trending breccia body which caps a ridge across the vein trend. The breccia locally carries from 1.86 to 2.77 g/t gold over widths of 3.0 to 7.5 m. Additionally, strongly anomalous amounts of gold (up to 30 g/t gold over 2.5 m widths) are locally associated with a several-kilometre long north-south diabase dike(?) that lies just south of the principal HPG vein swarm.

Alteration minerals associated the HPG vein systems include silica, sericite, pyrite and chlorite, together with clay minerals and limonite. Silicification is common near the center of the veins, chlorite and sericite occur near and slightly beyond the vein margins.

HZG Area

In the HZG area, 4 mineralized veins have been identified to date. The mineralization comprises from 14 to 23% of these veins over widths ranging from 0.3 to 0.8 m, averaging 0.78 m. The HZG veins contain distinctly more copper than the veins of the other two Ying target areas, with the largest vein yet defined at HZG, the HZ20 vein, containing an average of 1.19% copper, carried mostly in chalcopyrite and tetrahedrite. The tetrahedrite occurs commonly as lensoidal masses, probably filled tension gashes, which are distributed in relay-like fashion near the vein margins and in ladder-like fashion in the center of the vein. Chalcopyrite is present as disseminated crystals in the gangue and in the tetrahedrite. Other sulfides include galena (up to several percent locally) and pyrite.

The gangue is predominantly quartz-ankerite with conspicuous amounts of bright green fuchsite (a chrome-bearing muscovite). Fuchsite is especially abundant near the vein margins. The contact of the vein with wallrocks is sharp and marked by shearing and gouge. The most distinctive feature of alteration in the HZG veins compared with veins in the SGX and HPG areas is the presence of fuchsite, which is common in many greenstone-related, mesothermal gold districts.

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CROSS SECTION ON LINE 56

ZK1209
ZK1208
090°
E
S16
S21
S22
S7
S7-I
5.94m@1939.7g/t Ag
27.2% Pb 2.8% Zn
0.40m@3087g/t Ag
79.6% Pb 1.61% Zn
0.22m@1899g/t Ag
29.98% Pb 8.65% Zn
0.40m@3529g/t Ag
40.05% Pb 6.07% Zn
ZK5603
0.05m@104.8g/t Ag
3.61% Pb 1.25% Zn
0.25m@577.6g/t Ag
19.17% Pb 9.31% Zn
0.85m@587.3g/t Ag
0.13% Pb 4.83% Zn
0.27m@407.0g/t Ag
1.66% Pb 1.82% Zn
1.50m@1010g/t Ag
0.10% Pb 0.24% Zn
0.40m@400.1g/t Ag
24.21% Pb 8.15% Zn
S16E1
0.44m@386.4g/t Ag
2.92% Pb 5.36% Zn
1.50m@355.7g/t Ag
0.41% Pb 0.26% Zn
ZK5602
1.80m@2853g/t Ag
34.43% Pb 2.91% Zn
0.43m@7399.0g/t Ag
39.65% Pb 4.40% Zn
ZK5605
ZK5607
S16E
0.25m@1255g/t Ag
15.22% Pb 1.4% Zn
S16W1
S16W
0.27m@31.1g/t Ag
5.86% Pb 0.19% Zn
1.15m@218.7g/t Ag
4.92% Pb 0.25% Zn
800m
700m
600m
500m
400m
300m
200m
100m
0m
523500mE
523600mE
523700mE
523800mE
Legend
Alteration zone
Mineralized vein
Undercut tunnel
ZK1208
Drill hole
SCALE
0
100
200m

Figure 5

SILVERCORP Metals Inc.

YING SILVER PROJECT
HENAN CHINA

Cross Section on
Exploration Line 56

Drafted by bei | August 2007

Figure 5: Cross Section on Exploration Line 56

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5.11	Exploration Work

Starting in 2006, Silvercorp focused detailed exploration-development activities on three separate target areas: SGX, HZG and HPG. The exploration work completed by Silvercorp from May 2006 to June 2007 in these three areas is summarized as follows.

SGX Area – Most of Silvercorp’s recent exploration work has been confined to the tunnelling and drilling programs in the SGX Area now covered by a mining license. The details of this is included in Chapter 11, Tunnelling and Drilling, of the Ying and HPG Report. Most of the surface exploration at SGX was done in past years, so very little was done during the past year.

Underground exploration-development activities in the SGX Area included expanding the workings on 18 veins. Work accomplished during this period includes:

a)	tunnel enlarging: 0 m

b)	declines: 940 m

c)	undercut drifting: 16,450 m

d)	main tunnel: 680 m

e)	raise: 1,593 m

f)	ventilation raise: 1,077 m

g)	shaft: 717 m

h)	underground drilling: 134 holes for 44,143 m

i)	surface drilling: 18 holes for 8,260 m

j)	sampling and metallurgical work.

HZG Area – Surface mapping and sampling were started on the HZG veins (south of SGX). Many of the altered structures and veins identified by this work were subsequently tested by drilling or extending the underground workings on 4 veins. Details of this work is included in Chapter 11 of the Ying and HPG Report (Tunnelling and Drilling), a summary listing of this work is as follows:

a)	tunnel enlarging: 139 m

b)	declines: 117 m

c)	undercut drifting: 2,093 m

d)	main tunnel: 1,236 m

e)	raise: 17 m

f)	ventilation raise: 0 m

g)	shaft: 0 m

h)	underground drilling: 2 holes for 329 m

i)	surface drilling: 18 holes for 6,017 m

j)	sampling and metallurgical work.

HPG Area – Some surface mapping and sampling was also done in the HPG areas. Altered structures and veins were subsequently tested by drilling or extending the underground workings on 7 veins. Details of this work is included in Chapter 11 of the Ying and HPG Report (Tunnelling and Drilling), a summary listing of this work is as follows:

a)	tunnel enlarging: 0 m

b)	declines: 0 m

c)	undercut drifting: 2,740 m

d)	main tunnel: 1,523 m

e)	raise: 201 m

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f)	ventilation raise: 0 m

g)	shaft: 0 m

h)	underground drilling: 0 holes for 0 m

i)	surface drilling: 2 holes for 760 m

j)	sampling and metallurgical work.

5.12	Reconnaissance exploration in new areas on the Ying Project

Recent surface exploration has focused on two nearby areas: (1) the XM Area, immediately northwest of the HPG area and 3.5 km northeast of SGX camp, and (2) the RHW Area adjacent to the northeast boundary of the Ying Project, about 10 km northeast of the main SGX camp.

XM Area

The XM Area is underlain by Archean gneiss intruded by Proterozoic diabase dikes and Mesozoic granite porphyry stocks (Fig. 3). A thrust fault along the north flank of the area separates a footwall of Archean gneiss from a hanging wall of Proterozoic andesite. Soil geochemistry has outlined a north-northeast trending Au-Ag-Pb-Zn anomaly about 0.3 km2 in size. Three high-grade Au-Ag-Pb-Zn veins (H15, H17, and H32) that extend from the HPG Area into the XM Area are considered prime exploration targets.

Since 2004, Silvercorp has completed 3 km2 geologic mapping at 1:10,000 scale, 42 m of trenching, 630 m of tunnelling, 479 m of drilling (2 holes), and collected 299 samples in the XM Area. This work has identified 16 quartz-pyrite veins trending northeast or north-south and ranging from 70 to 1,200 m in length and 0.2 to 26.8 m in width. The most significant veins are X1, X8, and X11, which is the northern extension of the H32 vein from the HPG mine. Drill hole ZK001 intersected a 12.6 m wide zone of quartz-pyrite with anomalous gold and silver.

Tunnel sampling and drilling have examined two veins, X1 and X11, across true widths of 0.38 to 1.05 m containing 11.1 to 59.9 g/t silver, 0.20 to 1.90 g/t gold, occasional high lead values up to 4.90% and sparse zinc. The X1 vein was sampled from several different underground tunnels scattered along 553m of strike between the 697 and 744 m levels and the X11 vein was sampled at the 750m level along 29 m of strike.

RHW Area

The RHW Area includes 6.39 km2 of very rugged, forested hills (Fig 3). Previous surface mapping, trenching and limited tunnelling by the Henan Non-ferrous Metals Geological Bureau defined five NE-trending mineralized veins and one N-S mineralized vein. The veins range from 460 to 3,600 m in length and are 0.3 to 2.0 m wide. The best sample interval was cut on vein C8 over a 1.5m width containing 1,161 g/t silver, 1.15 g/t gold, and 6.06% lead.

In October, 2006, Silvercorp started the following exploration:

(a)	0.3 km2 of surface geological mapping at 1:10,000 scale,

(b)	1,496 m of underground geological mapping and sampling (66 samples) in artisanal tunnels,

(c)	drilled 7 diamond core holes (1,981 m) resulting in 205 core samples.

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Dimension and characteristics of the 5 veins are described as follows:

Vein#	Strike Direction	Strike Length (m)	Dip Direction	Dip Depth (m)	Dip Angles	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Au (g/t)	Cu (%)
C4	NE	3600	NW	To be explored	55-75	0.5-2.0	30-728	0.14 - 7.11	n/a	0.11 - 12.05	n/a
C6	NE	500	NW	To be explored	65-75	0.50-1	1-6	0.02 - 0.35	n/a	0.1 - 0.23	n/a
C8	NE	1800	NW	>200	40-70	0.1-1.5	1-1161	0.21 - 8.33	0.20 - 1.16	0-24.3	0.01-2.53
C9	NS	650	W	>300	25-65	0.4-0.8	1- 152	<0.78	0.01 - 1.09	0 - 14.35	n/a
C10	EW	>1700	N	>50	10-30	5-30	1-15	<0.1	<0.1	0.34 - 1.53	n/a

Extensive exploration was initiated on the C8 and C9 veins. The C8 vein was defined by 3 drill holes and the mapping and sampling of 5 artisanal tunnels. Drilling and tunnel sample assays are listed in the tables below. Assay results for hole ZK002 are pending, however 0.10 m (true thickness) of massive galena was intersected in this hole.

Tunnel and drilling found C8 vein has over 1000 m strike ranging from 0.1 to 0.5 m wide with up to 490 g/t Ag, 8.3% Pb, 2.9% Zn, 2.5% Cu and 24.3 g/t Au.

In addition to surface trenching, the C9 vein was further defined by 2 diamond dill holes and by mapping and sampling artisanal tunnels on three levels (841 m, 833 m, 800 m). Several old stopes up to 20 m high and 169 m long were encountered on the 641 m and 833 m levels. Tunnel and drilling found the C9 vein has over 200 m strike ranging from 0.2 to 1.0 m wide with up to 152 g/t Ag, 8.7% Pb, 4.1% Zn and 14.4 g/t Au.

5.13	Tunnelling and Drilling

The third phase program initiated about a year ago with a capital budget of US$13.5 million focused on underground exploration-development in three Ying and HPG Project target areas and in constructing the new mill at the Ying Project. Previous work on the Ying Project, specifically tunneling and drilling, is described in detail in the last previous technical report by Broili, et.al. (2006).

Since the last technical report, exploration has been extended to the south of SGX into the HZG Area and to the east of SGX into the HPG Area, recently acquired by Silvercorp. The HZG Area consists of additional parallel westerly dipping veins located east of the SGX S8 vein, which is the easternmost major vein in the SGX Area. The recently acquired HPG Area consists of parallel westerly dipping veins located east of the SGX S8 vein. These veins might be extensions of the HZG veins from the southwest, but because they are 4 to 5 km away the connection between the two areas is tenuous at this time. The HPG Area is apparently richer in gold than the SGX and HZG Areas, and the HZG Area appears to be richer in copper than the SGX or HPG Areas.

SGX Area

S2 and S2E Veins — A 41m long section of raise was completed on the S2 and S2E veins from the 460m level through access tunnel CM103. The S2 vein was intersected with 3 drill holes (ZK1007, ZK1207, and ZK0606) and significant Ag-Pb-Zn mineralization was encountered at levels 442m, 463m, and 483m. Massive galena was cut in the S2E vein in hole ZK1807 at the 357m level.

S4 Vein — No significant new drilling or tunnelling was done on this vein during the past year.

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S5, S8-2 and S21W Veins — Minor tunnelling and drilling defined some small resources on these veins.

S6 Vein — Significant resources were added by tunnelling on the 480m level from the CM102 access tunnel.

S7 Vein — Significant resources were added by underground drilling and tunnelling.

S7-1 Vein — Explored by tunnelling at the 600m and 560m levels through main access tunnels PD700 and CM103. More than 82 m of massive galena is exposed in a 110 m drift on the 600m level, and a 126 m drift on the 560m level exposes 76 m of massive galena. Three drill holes (ZK14A02, ZK5105, and ZK5504) hit significant Ag-Pb-Zn mineralization at the 393, 468 and 482m levels, which extends significantly the down-dip extension of the vein.

S7-3 Vein — This vein does not crop out at the surface. It was discovered by tunnelling and surface drilling and has not yet been fully defined. It splays off the S7-1 vein a few meters east and extends NE with a 65 to 80Ú SW dip. A drift along the vein exposes more than 42 m of continuous massive galena. Three surface drill holes intersect the vein with one hole hitting 0.37 m of massive galena grading 2,711 g/t Ag, 23.03% Pb, and 13.18% Zn at the 374m level. Another hole hit a 1.35 m wide shear zone on level 186 m, which indicates the vein may extend at least 400 m deeper.

S8 Vein — 989 m of tunnelling was completed, including: 6 raises totalling 162 m; 131 m of drift on the 705m level in tunnel CM104; 292 m of drift on the 640m level in CM101; 58 m of drift on the 600m level in PD66; and 346 m of drift on the 510m level in YPD01 at the YLG camp,

S8E Vein — This vein, a splay immediately east of the S8 vein, extends more than 400 m NE-SW along strike and dips both SE and NE. It is delineated with a total of 52 m of raises, 50 m of crosscuts, and 540 m of drifting on the 640m and 700m levels through the CM101 and CM104 tunnels.

S14 Vein — An 82 m drift and two raises totaling 100 m were completed from the 480m level through the main CM102 access tunnel. Tunneling along the vein to the south at this has exposed more massive galena which suggests that the mineralization may continue even further south.

Diamond drilling has extended the mineralized portion of the S14 vein and is expected to upgrade a large portion of the existing Inferred resources to Indicated and to add more Inferred resources. Drill hole ZK814 is noteworthy, cutting cut two additional veins (S14-2 and S14-3) which contain up to 1,314 g/t equivalent silver less than 10 m east of the S14 vein. The full extents of these new veins have yet to be defined. A total of 22 holes (5,735 m) have been completed on the S14 vein of which 16 have intersected more than 100 g/t equivalent-silver. Ten holes hit massive galena over core lengths of 0.30 to 1.15 m – a drill success rate of almost 50%. These holes were drilled on 50 X 80 m spacings from the 268m to 444m levels between grid sections 0 to 18.

S16E Vein — 371m of tunnelling was completed at four levels: 79m on the 680m level from PD680, 47 m on the 640m level from CM101, 11 m on the 570m level and 206m on the 534m level 534 through CM102. A 29 m raise was driven on the 570m level from CM102. Massive galen is exposed in the drift on the 534m level and in the raise.

S16E1 Vein — The S16E1 vein splays east off the S16E vein. It was discovered by underground drilling and has been defined by drilling and by tunnelling through access tunnel CM102. Seven drill holes and tunnelling on three different levels indicate the vein extends for more than 200 m both along strike and to depth.

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S16E2 Vein — Located 7 to 8 m east of the S16E1 vein, the S16E2 vein is a splay off the S16E vein and extends for 200m along strike. The vein was intersected by a crosscut from CM102 on the 610m level and followed by an 18 m drift. Drill hole ZK133 intersected the vein at the 573m level.

S16E3 Vein — The S16E3 vein, a splay to the west off the S16E vein, extends for more than 150m NE along strike and for more than 80 m down dip (55 to 70° SW).

S16W Vein — The S16W vein was explored by 227 m of drifts on four levels (680m, 650m, 570m, and 534m), 141 m of crosscuts, and 141 m of raises. The majority of the drift on the 534m level and all five raises contain from 0.1 to 2.6 m (true width) of massive galena.

S16W1 Vein — Explored on the 680m and 534m levels, with 84 m of drift, 32 m of raise, and 33 m of crosscutting completed on the 680m level. Massive galena is exposed in drawpoints developed on the 534m level in access tunnel CM102.

S21 Vein — Additional high-grade massive galena was found with drilling and tunnelling on the S21 vein. The vein has now been mapped for 1,500 meters at the surface. Tunnelling and drilling is focused on a 1,000-m long x 500-m high section of the vein. Tunnels have been completed on levels 680m, 640m, 580m, and 560m through the main access tunnels CM101, CM102, CM103, and PD680 (SGX camp) and YPD01 (YLG camp). Access tunnels include 1,434 m of drifts along the vein, 332 m of cross-cuts, and 86 m of raises. Tunnelling and drilling have defined 4 massive galena bodies 0.20 to 1.43 m wide, 25 to 256 m long and extending 170 to 450 m down dip.

Significant assay results from the new tunnels and the 15 drill holes completed August through December, 2006, include:

  6,823 g/t silver (=219 oz/t silver) with 36.58% lead and 19.94% zinc over a true width of 0.7m were intersected in a raise on the 699m level,

  993 g/t (31.92 oz/t) silver, 71.19% lead, and 3.20% zinc were intersected over 0.35 m (core length) of massive galena in drill hole ZK6006 at the 299m level

  1,585 g/t (50.96 oz/t) silver, 47.51% lead and 10.8% zinc were intersected over 0.55 m (core length) of massive galena in drill hole ZK7406 at the 543m level.

HZG area

HZ10 Vein — Mapped at the surface and in underground workings, the HZ10 vein extends for 600m north-south along strike and dips 65 to 89° east. A surface drill hole (ZK1290) intersected the vein on the level 567 m level, indicating that the vein extends at least 210 m down-dip.

HZ12 Vein — This vein, located approximately 150 m southeast of the HZ10 vein, extends for northeast along strike for more than 225 m and extends steeply down-dip to the SE for more than 107 m. A surface drill hole (ZK13503) hit the vein on the 693m level, intersecting 0.4 m (apparent thickness) of 312 g/t (10.03 oz/t) silver, 0.33% lead and 0.22% zinc.

HZ20 Vein — Located approximately 800 m east of the HZ10 vein, HZ20 is the most significant vein yet discovered in the HZG Area. It has been defined by 22 drill holes from the surface and 3 underground drill holes and extends north-south for more than 1845 m along strike and dips dipping steeply east to a depth of more than 300 m. Eight surface drill holes have intersected significant silver-lead-copper mineralization from levels 600 to 780 m over true widths of 0.20 to 2.22 m. Tunnels on levels 840 m and 890 m also intersect the vein. Two mineralized zones have been defined by drilling and tunnelling. The first zone is 85 m long, 310 m

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deep, and 1.39 m wide and averages 385 g/t Ag, 0.14% Pb, 0.32% Zn, and 1.11% Cu. The second zone extends 290 m along strike, 230 m down dip, is 0.31 m thick and averages 1107 g/t Ag, 3.03% Pb, 0.47% Zn, 1.25% Cu.

HZ22 Vein — More than 900 m of vein, striking north-northeast and dipping east-southeast at 60 to 70Ú, have been delineated by surface mapping. The vein is 860 m southeast of the HZ10 vein is sub-parallel to the HZ20 vein. Its width ranges from 0.4 to 1.2 m.

HPG Area

Exploration activities on this recently acquired property have focused on the most easily accessible veins such as H15 and H17. Exploration and mine development utilize 10 main access tunnels – PD2, PD3, PD630, PD638, PD698, PD720, HPD29, HPD30, HPD640, and HPD850. Most of the exploration-development work has used the PD3 access tunnel which has 4 declines from the 600m level to the 340m level. 2,445 m of exploration tunnels and 4 surface drill holes (750 m) had been completed by May 25, 2007, resulting in the discovery of several new ore shoot. Significant assay results from the tunnelling are:

  m (true width) with 1.15 g/t gold, 120 g/t silver and 13.80% lead in a tunnel in the H15 vein on the 420m level;

  0.4 (true width) of massive galena containing 5.03 g/t gold, 766 g/t silver and 17.23% lead in a tunnel on the H15-1 vein on the 735m level;

  2.5 m (true width) of massive galena containing 1.03 g/t gold, 415 g/t silver and 50.89% lead and 4.4 m (true width) with 3.37 g/t gold, 176 g/t silver, 7.86% lead and 1.49% zinc in the H17 vein on the 360m level;

  0.25 m (true width) with 125 g/t silver, 26.19% lead and 1.28% zinc in a tunnel in the H32 vein on the 688m level.

H5 Vein — The H5 vein trends NE, dips steeply NW and has been mapped for about 480 m at the surface with widths ranging from 0.25 to 1.70 m. It has been explored by 171 m of tunnels completed from the 460m level through the main access tunnel PD3.

H12 Vein — Tunnels on the 645m level found a thin vein with a small resource.

H15 Vein — 427 m of tunnels have been completed through main access tunnels PD3, PD630, and PD698. Significant Au, Ag, Pb and Zn mineralization having a true width of 1.4 m is exposed in 113 m of drift in the PD3 tunnel at the 432m level. The vein has also been intersected by cross-cut tunnels on the 630m and 698m levels.

H15-1 Vein — Gold-silver-lead mineralization extends NE more than 340 m along strike and dips 70° NW. Exploration includes 129 m of drift along PD720 at the 720m level and 17.4 m of drift through PD630 at the 630m level.

H17 Vein — 422 m of tunnels have been completed through the PD3 access tunnel on the 460m, 380m and 340m levels. Significant Au-Ag-Pb-Zn mineralization including massive galena has been intersected, including 4.4 m (true width) of high-grade containing 3.37 g/t gold, 176 g/t silver, 7.86% lead and 1.49% zinc on the 380m level, and 1.1 m (true width) of 6.02 g/t gold and 84.3 g/t silver in 32m of drifts on the 720m level.

H18 Vein — A 0.5 m wide vein averaging 4.15 g/t gold was found in tunnels on the 720m level.

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H32 Vein — Surface mapping found 240 m of N-S trending vein, dipping 60 to 70° E. Tunnels totalling 204 m have intersected significant mineralization including a 110 m drift on the 688m level accessed through PD688 and a 62 m raise to the 688m level through PD638. Assay results are pending.

B1 Vein —A 5.18 m wide breccia averaging 2.13 g/t gold (but very little silver-lead-zinc) was discovered by tunnelling on the 640m level.

5.14	Sampling Method and Approach

Most tunnel sampling at the Ying and HPG Projects is continuous chip sampling with some minor channel sampling. The chip sampling consists of continuous chips across the vein, yielding a 2 to 5 kg sample depending upon the width of the vein. The channel samples are cut 10 cm wide and 5 cm deep, yielding a 2 to 10 kg sample for each 0.1 to 1.0 m interval, depending upon the width of the vein. The channel or chip samples collected across the vein are taken at 5 to 7 m intervals along the vein where there is evidence of mineralization or significant alteration.

All drill core from the Ying and HPG Projects, from both underground and surface drilling, are NQ-size core (4.8 cm diameter). The core is logged initially at the drill site and the mineralized or favourably altered intervals are hauled to the surface core shack where it is logged, photographed and sampled in detail. Samples are taken by cutting the core in half, one piece at a time, with a diamond saw. One half of the core is returned to the core box for archival storage, the other half is placed in a labelled cotton bag with the sample number written on the bag. The bagged core sample is then shipped to the laboratory for assaying.

Individual samples, whether taken underground as continuous chip or channel samples or taken from drill core, are from veins that range from 0.1 m to 1.5 m in width. The veins consist of either massive sulfides or sulfide-bearing quartz-ankerite and can be easily identified and separately sampled from non-mineralized wall rock.

Core recoveries are determined by measuring the actual amount of core recovered vs. the length of the drilled interval from which the core was obtained. Core recoveries (calculated as percentage) are documented in the log. The only core recoveries of relevance are those of core taken across the mineralized veins. In general, the recoveries range from acceptable to excellent, although it appears the recoveries vary somewhat from vein to vein. For example, veins S16, S7 and S8 and their satellite veins have lower core recoveries (88 to 91%) than veins S2, S6, S14 and S21 (95 to 98%). This suggests that either the vein or wall-rock adjacent to the veins is more broken in the S16, S7 and S8 areas than the other vein areas.

Samples appear to have no sampling or recovery difficulties that would effect the reliability of results. The samples appear to be representative and results of check samples show no evidence of sample bias. Rocks sampled underground or in drill core are sulfide-rich veins that follow structures (faults). These veins are easily identified because of their bright metallic sulfides and they can be sampled with little difficulty.

The determinations of the true widths of sample intervals are a consideration only with the drill core samples. The angle of the vein to core is determined by using the vein to core angles and cross-sectional correlations to determine the dip of the veins. The apparent thickness is then corrected to true thickness using simple trigonometry.

5.15	Sample Preparation, Analyses and Security

Tunnel samples are taken at regular intervals and entail taking a certain volume of sample across the vein, depending upon the vein width. No splitting of these samples is done prior to being sent to the laboratory. However, the core is split by a diamond saw with one-half of the core sent to the laboratory for analysis and

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the other half retained for archive. The samples are individually secured in sample bags and then collectively secured in rice bags for shipment to the laboratory. Employees of Henan Found, the subsidiary of Silvercorp, collect the tunnel samples and split the core for sampling. No officer or director of either Silvercorp or Henan Found has contact with any of these samples prior to shipment to the laboratory.

All samples are prepared and analyzed by Langfang Institute of Geochemical and Geophysical Exploration, an ISO 9001 certified laboratory located in Langfang, Hebei Province, approximately 60 km from Beijing.

The sample preparation consists of drying, crushing and splitting of the sample with a riffle splitter to 150 g, then pulverizing the sample to 200 mesh. Lead, zinc, copper, silver and gold are all analyzed with an Atomic Absorption Spectrometer after a 3-hour hot aqua regia digestion on a 30 g split of the pulverized portion. A gravimetric finish is done on samples with silver values in excess of 1,500 g/t. On samples containing more than 30% lead, an acid dissolution and titration is used to complete the analysis. Langfang’s lower detection limits are 100 parts-per-billion (“ppb”) for gold, 3 g/t for silver, 0.03% for lead and zinc, and 0.02% for copper.

Silvercorp’s check procedures include (a) inserting standards in the sample batches submitted to the Lanfang lab or a regular basis, (b) submitting duplicate pulps to the Langfang lab on a regular basis, and (c) submitting duplicate pulps to an independent external lab on an intermittent basis.

Details of these check procedures are offered in the previous Technical Report on the Ying Project (Broili, et.al., 2006). In general:

  Standards included in samples sent to Langfang have been within 3% for the lead, zinc and silver values.

  Duplicate pulps sent to the Langfang lab (restricted to samples containing more than 50 g/t Ag, 0.5% Pb and 0.5% Zn) show average differences of less than 1% for the silver and zinc values and 1.2% for the lead values.

  Duplicate pulps selected at random, rather than from regular intervals, and sent for check analyses to ALS Chemex in Guangzhou, China, an ISO 9001: 2000 accredited lab. The average differences between the Lanfang analyses and the check analyses are near or below 5% for silver, lead and zinc.

Procedures used by Silvercorp for the preparation, security, analysis and checking of samples and sample results appear to be adequate and closely conform to standard industry practices.

5.16	Data Verification

During the property site visit, July 16–21, 2006, one of the authors of the Ying and HPG Report, Mr. Klohn, was given unrestricted access to all available information and all underground workings. Fortunately, this type of lead-zinc-silver-gold mineralization present in the Ying and HPG Projects are easy to recognize and identify, making verification relatively straightforward. Lead, zinc or silver assay grades can typically be confirmed within reasonable limits by visual estimation of the abundance of galena and sphalerite and sometimes wire silver.

The on-site verification visit consisted of the following:

  checking of property locations using a GPS

  visual inspection of the local geology, mostly underground but also on the surface

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  visual inspection of the mineralized alteration zones, both underground and on the surface and verification with a digital camera review of all on site maps, longitudinal sections, cross sections and assay spreadsheets

As part of the verification process, Mr. Klohn traversed many of the tunnels on foot using tunnel maps and digital camera to locate, document, verify and confirm various veins and drill sites against corresponding database entries and map postings. Included were inspections of randomly selected underground geological features and mineralized veins. Additionally, diamond drill cores and other sample materials stored at the project site were examined.

During the site visit, randomly selected parts of mineralized veins were measured and compared to lengths shown on maps and longitudinal sections. Additionally, the bearings of the veins were verified by hand-held compass readings. Finally, the length of the tunnels where they intersected veins, was paced to verify the accuracy of the working maps. The expectedly wide local variability in grade and continuity of lead-zinc-silver vein mineralization is a situation somewhat analogous to nuggety, coarse gold veins. The tunnelling shows acceptable to very good correlations in vein thickness and grade between the historical tunnelling and the new tunnels and drilling. This confirms the veracity of the historical tunnel sample results.

There were no limitations placed on Mr. Klohn for verification purposes. In Mr. Klohn’s opinion, the data are adequate for preparing mineral resource estimates compliant with NI 43-101.

5.17	Adjacent Properties

Silver-lead-zinc-gold properties similar to the Ying and HPG Projects are reported from various places in the Qinling orogenic belt. The property nearest to Ying is the Tieluping silver-lead mine immediately adjacent to the Ying Project block on the east.

The Tieluping mine is characterized by north-northeast trending, closely spaced, steeply-dipping, structurally-hosted quartz-ankerite veins with silver and lead mineralization in mafic gneiss. Alteration associated with this mineralized system includes quartz-ankerite and sericite. All silver mineralization is associated with increasing galena content of the veins.

Several local operators are currently mining the multiple vein sets at the Tieluping deposit underground. The veins are as much as 950 m long, from 2.0 to 5.6 m wide and extend 270 to 420 m down-dip. An indicated resource – according to Chinese resource standards but not compliant with Canadian NI 43-101 standards –of 1,061.69 tonnes of contained silver (about 34 million ounces) and approximately 200,000 tonnes of contained lead has been reported at average grades of 292 g/t Ag and 3% Pb. How much of this “resource” has been mined and how much remains in place is uncertain.

5.18	Mineral Processing and Metallurgy

Silvercorp has been producing silver-lead-zinc ore from the Ying Project for more than a year. After being mined, the ore is often hand-sorted at the mine site to produce an exceptionally high-grade ore (more than 60% lead) which is crushed to minus 25 mm then shipped by truck via barge directly to custom smelters. A belt-driven hand-sorting facility has been built at the SGX mine site with a capacity of approximately 25 tonnes per day.

In March, 2007, Silvercorp completed construction of the mill at the Ying Project to process the much more abundant lower-grade ores. The mill, about 15 km by paved road northeast of Guxian Reservoir, is supplied with power from the Henan Province power grid. A quality control laboratory attached to the mill can

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process up to 100 samples per day using wet chemical analytical methods and Atomic Absorption Spectrophotometry methods.

The Ying Project mill is currently operating at a rate of 800 tonnes ore per day and receives ore transported via barges across the reservoir from mines in the SGX and HPG areas. The average head grades for ore processed for the first 3 months of operation are 5.8% lead, 3.6% zinc and 438 g/t silver. The processes used in the mill are typical of polymetallic Pb-Zn ores. There are two stages of ore crushing, from 400 mm to 15 mm, followed by ball milling such that 70% of the material passes 200 mesh (74 microns). The minerals are then separated by a series of flotation circuits, producing a lead concentrate (carrying the silver) which averages 69% lead, and a zinc concentrate which averages 52% zinc.

The concentrates are of high quality, containing very little arsenic (less than 0.001%) or other penalty elements. Metal recoveries to date have averaged 94.3% for lead, 90.0% for silver and 79.5% for zinc. The silver and lead recoveries exceed those expected from the design specifications. The concentrates are currently being transported via trucks to custom smelters located 70 to 190 km from the mill site. A new smelter, partly owned by Silvercorp, is being constructed about 40 km by road from the Guxian mill site.

5.19	Specific Gravity

Procedures and results of specific gravity (“SG”) determinations on mineralized vein material from the Ying Project were described in some detail in the last previous Technical Report on the Project (Broili, et.al., 2006). SG determinations were done on 45 samples of high grade vein material, i.e., material containing more than 1,250 g/t equivalent-Ag. The average contained metal contents of these 45 samples were 37.55% Pb, 10.05% Zn and 1,994 g/t Ag. The theoretical SG of material with this composition – assuming the lead is all carried as galena (SG of 7.5), the zinc as sphalerite (SG of 4.0), and the remainder similar to quartz (SG of 2.6) – is 4.9 (equivalent to a density of 4.9 g/cm3). The average SG of these samples as determined by the wax-immersion method was 4.28. Based on this, Silvercorp has used what the authors of the Ying and HPG Report consider to be a safely conservative SG of 4.2 in calculating the tonnage of the high-grade vein resource blocks. Nevertheless, the authors of the Ying and HPG Report recommend that additional SG determinations be done on a regular basis with checks from different independent laboratories.

Lower-grade material (between 200 g/t and 1,250 g/t equivalent-silver) in the SGX vein contains substantially lesser amounts of dense metallic minerals, especially galena, and has therefore been assigned a SG of 3.0 by Silvercorp in calculating tonnages of the SGX low-grade resource blocks. The authors of the Ying and HPG Report consider this SG to be reasonable and safely conservative.

Veins in both the HPG and HZG areas typically contain even smaller amounts of the dense mineral galena than even the low-grade veins in the SGX Area, and for this reason Silvercorp has assigned all the material from the HPG and HZG veins a SG of 2.8 in calculating tonnages of the resource blocks from these areas. The authors of the Ying and HPG Report believe this SG is also reasonable and safely conservative.

5.20	Mineral Resource Estimates

The mineral resource categories used in the Ying and HPG Report are those established by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) in the CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines as adopted by the CIM Council on August 20, 2000. These resource definitions are summarized as follows:

“A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and

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continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

An Inferred Mineral Resource is that part of a Mineral Resource, for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.”

Mineralization in the Ying project consists of narrow vein type deposits which occur as discrete planes of variable grade and finite but variable thickness. Resources in deposits of this type are amenable to definition using polygonal methods on longitudinal sections constructed for each vein. The resource estimates reported herein were prepared using such methods by Mr. Wang Jianwen, Chief Geologist of Henan Found, and Mr. Myles J. Gao, P.Geo, President of Silvercorp, who is a Qualified Person, as defined by NI 43-101.

The authors of the Ying and HPG Report audited in detail Silvercorp’s methodologies and resulting resource estimates reported in the report. The authors of the Ying and HPG Report are both Independent Qualified Persons as defined by NI 43-101 with experience using similar methodologies on vein systems elsewhere in the world. Further, the basic data utilized in these resource estimates – assay results, geological maps, level plans, construction of longitudinal and cross sections, sampling procedures, etc. – were all reviewed in detail during the July, 2007, site visit by one of the authors (Klohn) .

Following is an explanation with comments regarding the parameters and assumptions used to prepare the resource estimations reported in the Ying and HPG Report:

1.	The polygonal block model used in this resource estimation is a valid way to determine resources for this type and configuration of mineralization.

2.

The polygonal block model utilizes detailed long-sections constructed for each of the veins. The topographic control for these sections, taken from 1:10,000 government topographic maps, appears reliable.

3.	Polygonal resource blocks drawn on long-sections of the vein were constructed, and their areas measured, using MapGIS, a MapInfo-like GIS software application widely used in China.

4.	Resources categorized as either “measured” or “inferred” are estimated using only the assays obtained from drilling or underground channel sampling. Surface and trench samples are not

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used because these samples might be affected by surface leaching. However, surface and trench data are used in estimating resource blocks categorized as “inferred.”

5.

Blocks defined by tunnel sampling are each limited to 25 m in length and 40 m in height, and the thickness of the block is calculated as the weighted average of the true widths of all samples included in the area of the block.

6.	Underground channel samples are collected across the veins every 5 to 7 m along the vein. The results are composited in groups of 5 to represent approximately 25 m of section along the vein strike.

7.	The minimum cut-off thickness used for mineralization is 0.10 m.

8.

The veins are polymetallic veins containing several payable metals. Although contents of each of the potentially payable metals are separately reported in the resource estimations, Silvercorp uses “equivalent-silver” values to assess and compare the vein resources. The “equivalent-silver” values, which are reported also in the resource estimate tables, are calculated as follows:

g/t AgEquiv = g/t Ag + (22.0462 (%Pb x Pb Price + %Zn x Zn Price + %Cu x Cu Price + g/t Au x Au Price in $/gram) / Ag price in $/gram).

Metal prices used are	Ag:	US$ 6.50/troy ounce = US$ 0.21/gram
	Pb:	US$ 0.40/pound
	Zn:	US$ 0.45/pound
	Cu:	US$ 1.50/pound
	Au:	US$ 350.00/troy ounce = US$ 11.25/gram
Conversions	1 troy ounce = 31.1035 grams
1 tonne = 2204.62 pounds

The metal prices above are well below current market prices; these low prices are used as a “safety cushion” in determining the Ying silver-equivalencies because the calculation above presently does not account for metal recovery percentages.

9.

The cut-off grade used for the mineralization termed “high-grade” by Silvercorp is 1,250 g/t equivalent-silver. The cut-off grade used for mineralization termed “low-grade” is 200 g/t equivalent-silver.

10.

A top-cut value of 9,019 g/t Ag is applied for extremely high silver assay values, however only a handful of assays to date have exceeded that value. No top-cut is applied to lead, zinc, copper or gold.

11.	This is an in situ resource estimate only; no internal or external dilution has been applied.

12.	Mined-out areas as of June 30, 2007, are excluded from the resource estimates.

13.	Any interpolations are based upon vein thickness and grade.

14.

The specific gravity (SG) determinations for the Ying Project are discussed in more detail in the Mineral Processing and Metallurgy chapter (Chapter 16) of the Ying and HPG Report and in the previous technical report by Broili, et.al., 2006. In our opinion the SG values used

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by Silvercorp in calculating tonnages of the individual resource blocks are safely conservative.

In the SGX Area, where the veins all contain significant to major amounts of dense metallic sulfide minerals, especially galena, the SG value used for high-grade mineralization (i.e., >1,250 g/t equivalent-Ag) is 4.2, and the SG value used for low-grade mineralization (200 to 1,250 g/t equivalent-Ag) is 3.0.

In the HPG and HZG areas, which typically contain much smaller amounts of the dense metallic minerals, especially galena, a SG of 2.8 in used in calculating tonnages of the resource blocks in these areas.

15.	The mining method employed is resuing stoping because of the narrow vein character of the mineralization. The resuing method separately breaks and removes ore from the wallrock.

16.	The wall rock surrounding the veins is commonly silicified, which means the vein usually breaks clean from the wall rock, thus minimizing dilution.

17.	The veins closely follow fault structures and they pinch-and-swell depending upon the curves along the fault and movement direction of conjugate faults.

18.

Because the mineralization pinches-and-swells, it is difficult to project mineralization over substantial distances. However, considering this is strictly a resource estimation, not a reserve, the data and methods employed are adequate to allow resources to be categorized as measured, indicated and inferred.

19.

Resource blocks categorized as “measured” are defined solely by continuous chip or channel sample assays in tunnels or drifts. These blocks are projected up to 20 m above and below a given tunnel and 20 m along strike from a given tunnel intersection.

20.

Resource blocks categorized as “indicated” begin either above or below a measured resource block or are projected from a drill intercept or cross-cut tunnel. For blocks projected from the measured resource blocks, the distances are not greater than 40 m. For blocks projected from drill holes, the distances are not greater than 70 to 80 m. Block boundaries are defined as the midpoint between drill holes.

21.

Resource blocks categorized as “inferred” use grades and thicknesses derived from the average of all the measured and indicated blocks along the vein. For veins intersected by deep holes, the inferred resource blocks are projected 160 m down-dip from the indicated blocks, otherwise, they are projected 80 m down-dip. A mineralization ratio (“MR”) is used to estimate the proportion of the block that will exceed the 1,250 g/t equivalent-silver cut-off.

The MR is based upon the length of an adjacent tunnel or drift along the vein having values above the equivalent silver cut-off grade divided by the total length of the tunnel or drift. The tonnages calculated for each “inferred” resource block is calculated using the MR. The estimated proportions of mineralized sections (MS) for veins in all three areas (SGX, HPG and HGZ) are shown in the table below.

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Mineralization Ratio of Different Veins at SGX, HZG & HPG

SGX Veins	Drift Length (m)	MS Length (m)	Mineralization Ratio (%)
S2E	343.3	133.8	38.97
S2	540.3	172.6	31.95
S4	247.8	92.0	37.13
S5	147.3	17.0	12.06
S6	815.6	271.6	33.29
S7	851.1	69.0	8.11
S7-1	897.3	398.0	44.60
S7-2	390.4	5.0	1.45
S7-3	96.5	15.0	31.71
S8	4114.4	635.9	15.34
S8E	727.0	183.1	33.58
S8-1	185.0	24.9	17.00
S8-2	81.1	13.0	20.87
S11-E	206.5	20.0	9.69
S14	2042.9	997.0	50.31
S16E	2248.4	636.0	30.11
S16E1	110.7	40.0	36.13
S16E3	118.0	46.0	38.98
S16W	4265.7	1400.5	35.18
S16W1	339.4	72.9	21.48
S19	163.6	7.5	7.55
S21	2072.7	545.8	28.09
S21W	271.0	45.0	37.88
TOTAL	21,276.0	5841.6	27.46

HZG Veins	Drift Length (m)	MS Length (m)	Mineralization Ratio (%)
HZ10	312.9	55.0	17.58
HZ12	142.0	20.0	14.08
HZ20	130.4	30.0	23.01
HZ22	151.7	30.0	19.78
TOTAL	737.0	135.0	18.32

HPG Veins	Drift Length (m)	MS Length (m)	Mineralization Ratio (%)
H5	170.90	10.00	9.52
H12	162.80	30.00	18.43
H15	845.10	168.00	19.88
H15-1	254.50	45.00	27.52
H17	330.60	155.70	47.10
H18	279.20	40.00	14.33
H32	408.80	152.00	41.93
B	91.30	32.00	35.05
TOTAL	2,543.2	632.7	24.88

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5.21	Resource Data

The information used to calculate project resources is maintained in a series of linked Excel worksheets maintained for all exploration-development areas. The worksheets contain individual sample information such as sampling dates, locations, sample number, elevation, width, and assay results, and additionally, for drill holes, collar information, down hole survey data, sample intervals, and assay results. The data is organized in a manner such that information plotted on the vein long-sections and used to constrain boundaries of the resource block polygons can be readily retrieved and verified, samples on a vein-by-vein basis, and within each vein on a pocket-by-pocket basis, such that widths, grades and tonnages can be calculated if warranted down to very small blocks or areas within each vein.

5.22	Resource Geology

The high-grade pockets (shoots) of mineralization in the veins pinch-and-swell along the strike and dip of the veins. This is readily observed in underground workings and graphically demonstrated in grade variation plots of channel samples across the vein taken at regular intervals along the vein, as shown in figure below, where “high-grade” means samples with more than 1,250 g/t equivalent-Ag:

Grade Variation Plot Along S14 & S16 Veins

The resource polygons constructed on the vein long-sections also show the shoot-like character of the mineralization.

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5.23	Resource Estimates

The Ying and HPG mineralization is polymetallic and the contents of each potentially payable metal is separately reported in the resource estimations. Additionally, “equivalent-silver” values, calculated as explained previously in this chapter, are also reported, offering a way to quickly compare vein-to-vein resources.

The authors of the Ying and HPG Report caution that the silver-equivalencies reported herein do not account for metal recovery percentages. However, the metal prices used in the “equivalent-silver” calculation are well below current market prices, offering a conservative “safety cushion” for the omission of these recovery factors. The mill recoveries experienced to date, and reported previously in the Metal Processing and Metallurgy chapter (Chapter 16) of the Ying and HPG Report appear to fall well within this “safety cushion.” Nevertheless, the authors of the Ying and HPG Report recommend that future reporting of silver equivalencies incorporate these recovery factors.

The estimated mineral resources of the three exploration-development areas at Ying and HPG, current as of June 30, 2007, are summarized in the following table:

Ying Project - Summary of Mineral Resources

Contained Metals
Width		Ag	Ag	Au	Pb	Zn	Cu	eq-Ag
(m)	Tonnes	(g/t)	(oz/t)	(g/t)	(%)	(%)	(%)	(g/t)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Au (oz)	eq-Ag (oz)

SGX Area - High-grade
Measured	0.50	215,173	1,250	40.18	20.41	9.14	2,545	8,646,679	44,450	21,817	523	17,607,571
Indicated	0.43	787,089	1,227	39.46	21.54	7.14	2,475	31,058,205	169,515	56,232	479	62,638,615
Meas + Ind	0.44	1,002,261	1,232	39.62	21.30	7.57	2,490	39,704,887	205,956	73,381	1,001	80,246,081
Inferred	0.44	1,707,850	1,219	39.19	21.80	7.57	2,498	61,447,487	345,936	122,480	3,333	137,180,776

SGX Area - Low-grade
Measured	0.50	48,770	281	9.02	6.13	6.84	865	528,119	3,459	3,641		1,553,133
Indicated	0.41	750,329	223	7.18	3.55	3.86	560	5,390,121	26,661	28,936	1,324	12,769,092
Meas + Ind	0.42	799,099	227	7.30	3.71	4.04	578	5,830,237	29,568	32,179	1,324	18,541,705

HZG Area
Indicated	0.78	248,484	598	19.23		1.76		0.78	796	4,777,198	4,364		1,941		6,356,729
Inferred	0.62	271,042	552	19.23		1.40		0.43	679	4,807,002	3,784		1,176		5,916,975
HPG Area
Measured	0.99	35,226	117	3.77	1.41	6.28	1.28		519	132,794	2,174	261		1,594	553,359
Indicated	0.95	166,661	67	2.15	2.33	3.52	0.30		355	357,887	5,859	502		12,476	1,901,060
Meas + Ind	0.96	201,887	76	2.43	2.15	3.95	0.38		376	490,687	8,033	763		14,069	2,454,419
Inferred	0.96	1,513,222	120	3.85	1.41	6.68	2.17		581	5,824,580	101,017	32,906		68,706	28,250,515

Ying Project - Total Estimated Mineral Resources
Measured	299,169	9,307,592	50,084	25,719	523	19,714,063
Indicated	1,952,563	41,583,412		85,670	2,419	83,665,496
Meas + Ind	2,251,731	50,891,004		111,389	2,942	103,379,559
Inferred	3,492,114	72,079,069		155,386	4,509	171,348,265

Note: The equivalent-Ag calculation is explained previously in this chapter. It reflects gross metal content using the metal prices cited earlier and has not been adjusted for metallurgical recoveries.

A detailed vein-by-vein breakdown of the estimated mineral resources is provided in the tables in the following pages:

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SGX AREA: VEIN-BY-VEIN MINERAL RESOURCE ESTIMATES - HIGH-GRADE (1,250 g/t Ag Equiv. cutoff)

Contained metals
vein#	Width (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Pb (%)	Zn (%)	Cu (%)	Au (g/t)	Ag Equiv* (g/t)	Ag (oz)	Pb (t)	Zn (t)	Cu (t)	Au (oz)	Ag Equiv* (oz)

Measured Mineral Resources - High grade
S2	0.29	3,636	1,586	51.00	23.03	10.20		3,042	185,445	1,367	2,519		355,675
S2 E	0.60	4,383	1,881	60.49	24.91	7.15		3,272	265,145	1,092	313		461,120
S4	0.36	1,011	1,408	45.26	30.00	9.66		3,132	45,760	303	98		101,821
S6	0.47	14,582	1,382	44.43	23.27	9.79		2,829	647,949	3,393	1,427		1,326,091
S7	1.05	6,311	632	20.33	13.75	7.57		1,572	128,271	868	478		318,892
S7-1	0.19	16,954	699	22.46	18.68	14.25		2,163	380,751	3,166	2,417		1,179,161
S8	0.61	27,943	1,698	54.58	18.94	5.34	1.87	2,750	1,525,149	5,292	1,492	523	2,470,914
S8-2	0.28	1,065	249	8.02	22.88	7.91		1,590	8,540	244	84		54,482
S14	0.34	22,607	1,788	57.47	36.41	3.84		3,506	1,299,212	8,231	867		2,548,440
S16 E	0.61	29,680	1,276	41.03	12.65	11.19		2,341	1,217,638	3,755	3,322		2,233,915
S16 W	0.49	53,822	1,014	32.59	20.95	10.13		2,379	1,754,293	11,276	5,452		4,116,189
S16 W1	0.55	13,331	1,178	37.87	17.95	11.52		2,482	504,850	2,393	1,536		1,063,904
S21	0.48	18,788	1,085	34.87	15.43	9.39		2,182	655,086	2,899	1,765		1,317,826
S21 W	0.31	1,059	839	26.99	16.22	4.48		1,736	28,590	172	47		59,140
Total	0.50	215,173	1,250	40.18	20.41	9.14		2,545	8,646,679	44,450	21,817	523	17,607,571

Indicated Mineral Resources - High-grade
S2	0.54	43,629	1,101	35.40	17.14	5.77		2,098	1,544,289	7,480	2,519		2,943,539
S2 E	0.37	22,938	1,044	33.57	26.58	11.67		2,720	769,927	6,097	2,677		2,005,671
S4	0.25	1,845	785	25.24	39.55	4.21		2,654	46,556	730	78		157,387
S5	0.10	1,431	1,928	61.97	28.18	15.13		3,835	88,714	403	217		176,502
S6	0.40	46,429	1,494	48.03	30.82	7.49		3,150	2,230,006	14,310	3,480		4,702,460
S7	0.54	67,987	793	25.49	13.12	9.75		1,809	1,732,660	8,918	6,628		3,954,178
S7-1	0.24	49,831	608	19.55	12.23	7.66		1,488	974,203	6,096	3,819		2,384,033
S7-3	0.21	13,437	1,299	41.76	21.27	11.08		2,723	561,134	2,858	1,489		1,176,115
S8	0.61	28,483	1,750	56.26	19.98	8.99	1.68	3,020	1,602,338	5,691	2,561	479	2,765,241
S8 E	0.44	19,890	1,106	35.56	7.20	7.38		1,761	707,363	1,433	1,468		1,125,871
S14	0.34	116,071	2,209	71.02	27.70	3.15		3,528	8,243,784	32,156	3,655		13,164,142
S16 E	0.30	34,027	1,157	37.18	12.27	11.09		2,200	1,265,301	4,174	3,772		2,407,343
S16 E3	0.67	10,149	1,008	32.40	15.67	12.56		2,265	328,794	1,591	1,275		739,189
S16 W	0.46	111,911	819	26.33	18.43	8.55		2,002	2,946,394	20,625	9,568		7,204,983
S16 W1	0.50	97,985	1,083	34.83	32.61	6.37		2,762	3,413,239	31,950	6,244		8,700,902
S21	0.42	115,283	1,180	37.94	20.08	5.74		2,300	4,373,633	23,146	6,618		8,524,008
S21 W	0.19	5,761	1,241	39.90	32.25	2.86		2,737	229,869	1,858	165		507,051
Total	0.43	787,089	1,227	39.46	21.54	7.14		2,475	31,058,205	169,515	56,232	479	62,638,615

Measured+Indicated Mineral Resources - High-grade
S2	0.51	47,266	1,138	36.60	17.60	6.11		2,171	1,729,737	838	371		3,299,109
S2 E	0.41	27,321	1,178	37.88	26.31	10.95		2,808	1,035,072	7,189	2,990		2,466,792
S4	0.29	2,856	1,005	32.33	36.17	6.14		2,823	92,316	1,033	175		259,208
S5	0.10	1,431	1,928	61.97	28.18	15.13		3,835	88,714	403	217		176,502
S6	0.42	61,011	1,467	47.17	29.02	8.04		3,073	2,877,956	17,703	4,907		6,028,551
S7	0.56	74,298	779	25.05	13.17	9.56		1,789	1,860,930	9,786	7,106		4,273,070
S7-1	0.23	66,785	631	20.29	13.87	9.34		1,659	1,354,954	9,262	6,235		3,563,194
S7-3	0.21	13,437	1,299	41.76	21.27	11.08		2,723	561,134	2,858	1,489		1,176,115
S8	0.61	56,426	1,724	55.43	19.46	7.18	1.77	2,886	3,127,486	10,983	4,053	1,001	5,236,154
S8-2	0.28	1,065	249	8.02	22.88	7.91		1,590	8,540	244	84		54,482
S8 E	0.44	19,890	1,106	35.56	7.20	7.38		1,761	707,363	1,433	1,468		1,125,871
S14	0.34	138,678	2,140	68.81	29.12	3.26		3,524	9,542,996	40,387	4,522		15,712,581
S16 E	0.45	63,707	1,212	38.97	12.45	11.13		2,266	2,482,940	7,929	7,094		4,641,259
S16 E3	0.67	10,149	1,008	32.40	15.67	12.56		2,265	328,794	1,591	1,275		739,189
S16 W	0.47	165,732	882	28.36	19.25	9.06		2,125	4,700,688	31,901	15,020		11,321,171
S16 W1	0.50	111,317	1,095	35.20	30.85	6.99		2,728	3,918,089	34,343	7,780		9,764,806
S21	0.43	134,071	1,167	37.51	19.43	6.25		2,283	5,028,719	26,046	8,383		9,841,834
S21 W	0.20	6,821	1,179	37.89	29.76	3.11		2,582	258,459	2,030	212		566,191
Total	0.44	1,002,261	1,232	39.62	21.30	7.57		2,490	39,704,887	205,956	73,381	1,009	80,246,081

Inferred Mineral Resources - High-grade
S2	0.54	154,085	1,159	37.25	18.01	6.26		2,216	257,820	1,309	2,849		10,976,957
S2 E	0.40	45,831	1,196	38.45	26.30	10.59		2,809	1,762,317	12,054	4,854		4,138,388
S4	0.29	45,577	1,079	34.68	33.87	7.32		2,855	1,580,513	15,439	3,335		4,184,124
S5	0.10	4,018	1,928	61.97	28.18	15.13		3,835	249,032	1,132	608		495,464
S6	0.42	155,244	1,467	47.17	29.02	8.04		3,073	7,323,053	45,045	12,485		15,339,847
S7	0.56	106,553	779	25.05	13.17	9.56		1,789	2,668,841	14,034	10,191		6,128,197
S7-1	0.23	144,033	600	19.29	12.29	8.23		1,509	2,778,047	17,707	11,853		6,989,321
S7-3	0.21	18,801	1,299	41.76	21.27	11.08		2,723	785,147	3,998	2,084		1,645,639
S8	0.56	216,453	1,522	48.93	21.18	6.51	1.54	2,725	10,591,849	45,845	14,091	3,333	18,962,245
S8 E	0.44	16,067	1,106	35.56	7.20	7.38		1,761	571,387	1,157	1,186		909,445
S14	0.34	161,470	2,115	68.01	30.65	3.25		3,563	10,981,152	49,498	5,247		18,497,436
S16 E	0.41	108,619	1,172	37.68	13.46	11.27		2,275	4,093,066	14,625	12,238		7,945,013
S16 E3	0.67	6,060	1,008	32.40	15.67	12.56		2,265	196,305	950	761		441,330
S16 W	0.48	219,203	894	28.74	20.38	9.31		2,196	6,300,537	44,674	20,408		15,476,144
S16 W1	0.52	174,725	1,137	36.57	30.15	6.98		2,741	6,389,505	52,677	12,190		15,396,787
S21	0.43	128,003	1,167	37.51	19.43	6.25		2,283	4,801,134	24,867	8,004		9,396,421
S21 W	0.20	3,108	1,179	37.89	29.76	3.11		2,582	117,781	925	97		258,017
Total	0.44	1,707,850	1,219	39.19	21.80	7.57		2,498	61,447,487	345,936	122,480	3,333	137,180,776

50614971.3

Update on the Ying Silver-Lead-Zinc and the HPG Gold-Silver-Lead Projects, Henan Province, China Silvercorp Metals Inc.	August 16, 2007

HZG AREA: VEIN-BY-VEIN MINERAL RESOURCE ESTIMATES

								Contained metal
vein#	Thickness (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Pb (%)	Cu (%)	Ag Equiv (g/t)	Ag (oz)	Pb (t)	Cu (t)	Ag Equiv (oz)

Indicated Mineral Resources
HZ10	0.72	50,643	146	4.68	2.50		251	237,219	1,267	0	409,177
HZ12	0.31	5,004	442	14.22	5.77		686	71,144	288	0	110,282
HZ20	0.84	176,505	738	23.72	1.53	1.10	976	4,185,873	2,708	1,941	5,540,647
HZ22	0.40	16,333	539	17.33	0.62	-	565	282,963	101	0	296,623
Total	0.78	248,484	598	19.23	1.76	0.78	796	4,777,198	4,364	1,941	6,356,729

Inferred Mineral Resources
HZ10	0.72	43,787	146	4.68	2.50		251	205,108	1,096	0	353,790
HZ12	0.31	5,948	442	14.22	5.77		686	84,567	343	0	131,090
HZ20	0.84	106,910	738	23.72	1.53	1.10	976	2,535,396	1,640	1,176	3,355,987
HZ22	0.40	114,397	539	17.33	0.62		565	1,981,931	705	0	2,077,611
Total	0.62	271,042	552	19.23	1.40	0.43	679	4,807,002	3,784	1,176	5,916,975

HPG AREA: VEIN-BY-VEIN MINERAL RESOURCE ESTIMATES

Contained Metals
vein#	Width (m)	Tonnes	Ag (g/t)	Ag (oz/t)	Au (g/t)	Pb (%)	Zn (%)	Ag Equiv (g/t)	Ag (oz)	Au (oz)	Pb (t)	Zn (t)	Ag Equiv (oz)

Measured Mineral Resources
H15	1.20	23,667	114	3.67	1.45	5.72		434	86,950	1,103	1,354	0	330,007
H15-1	0.35	707	84	2.71	1.98	2.83		310	1,916	45	20	0	7,051
H17	1.15	9,304	125	4.03	1.49	7.01	2.80	634	37,480	445	652	261	189,752
H32	0.27	1,548	130	4.17		9.57		533	6,449	0	148	0	26,549
Total	0.99	35,226	117	3.77	1.41	6.28	1.28	519	132,794	1,594	2,174	261	553,359

Indicated Mineral Resources
H12	0.18	779	104	3.33		15.25		747	2,597	0	119	0	18,711
H15	1.04	54,958	88	2.82	0.86	4.90		341	155,118	1,520	2,693	0	602,260
H15-1	0.25	5,690	143	4.60	2.77	12.41		816	26,166	507	706	0	149,212
H17	1.15	42,932	85	2.72	4.65	3.06	1.17	519	116,717	6,415	1,314	502	717,020
H18	0.48	3,065	153	4.93	4.15	0.36		392	15,117	409	11	0	38,641
H32	0.24	10,193	110	3.53	0.80	9.83		567	35,959	262	1,002	0	185,961
B(1)	5.18	49,044	4	0.13	2.13	0.03		120	6,213	3,363	15	0	189,256
Total	0.95	166,661	67	2.15	2.33	3.52	0.30	355	357,887	12,476	5,859	502	1,901,060

Measured+Indicated Mineral Resources
H12	0.18	779	104	3.33		15.25		747	2,597	0	119	0	18,711
H15	1.08	78,625	96	3.08	0.98	5.07		363	242,066	2,481	3,987	0	916,607
H15-1	0.26	6,397	137	4.39	2.68	11.35		760	28,082	551	726	0	156,237
H17	1.15	52,236	92	2.95	4.08	3.76	1.47	540	154,204	6,860	1,964	770	907,445
H18	0.48	3,065	153	4.93	4.15	0.36		392	15,117	409	11	0	38,641
H32	0.25	11,741	112	3.61	0.78	9.79		568	42,409	294	1,150	0	214,235
B(1)	5.18	49,044	4	0.13	2.13	0.03		120	6,213	3,363	15	0	189,256
Total	0.96	201,887	76	2.43	2.15	3.95	0.38	376	490,687	13,959	7,972	770	2,441,131

Inferred Mineral Resources
H12	0.18	6,081	104	3.33	0.32	15.25		765	20,276	63	927	0	149,461
H15	1.08	291,347	96	3.08	0.98	5.07		363	896,985	9,195	14,775	0	3,396,528
H15-1	0.26	12,263	137	4.39	2.68	11.35		760	53,830	1,056	1,391	0	299,450
H17	1.15	1,173,297	125	4.03	1.49	7.01	2.80	634	4,726,502	56,173	82,233	32,906	23,929,381
H18	0.48	13,473	153	4.93	4.15	0.36		392	66,446	1,798	49	0	169,844
H32	0.25	16,761	112	3.61	0.78	9.79		568	60,541	420	1,641	0	305,852
Total	0.96	1,513,222	120	3.85	1.41	6.68	2.17	581	5,824,580	68,706	101,017	32,906	28,250,515

50614971.3

Longitudinal Projection of S14 Vein

0.2m@3.4g.tAg
0.07%Pb 0.09%Zn
0.26m@3215g.tAg
54.37%Pb 0.86%Zn
0.21m@380..2g.tAg
8.25%Pb 3.77%Zn
0.10m@10.0g.tAg
0.10%Pb 0.36%Zn
0.78m@4.3g.tAg
0.16%Pb,0.27%Zn
0.14m@1717g.tAg
24.7%Pb,30.19%Zn
0.16m@2.5g.tAg
0.03%Pb 0.03%Zn 0.0016g.tAu
0.30m@1096g.tAg
42.3%Pb 0.6%Zn
0.27m@4296.0g.tAg
31.70%Pb 2.35%Zn
1.02m@11.7g.tAg
0.46%Pb 0.11%Zn
1.02m@11.7g.tAg
0.46%Pb 0.11%Zn
0.06m@281.6g.tAg
13.55%Pb 3.67%Zn
0.7m@338g.tAg
0.42%Pb,0.91%Zn
000°
N
0.65m@5g.tAg
0.03%Pb 0.32%Zn
0.14m@1853.0g.tAg
41.40%Pb 1.49%Zn
0.42m@3942g.tAg
49.57%Pb,1.91%Zn
0.29m@6.2g.tAg
0.15%Pb 0.26%Zn
1.52m@6.9g.tAg
0.06%Pb 0.12%Zn
0.09m@75.2g.tAg
8.61%Pb 4.65%Zn
0.33m@1296.6g.tAg
17.26%Pb 29.73%Zn
500m
0.18m@4494.0g.tAg
18.31%Pb 0.61%Zn
0.51m@41.3g.tAg
1.45%Pb 0.31%Zn
0.449m@1919.0g.tAg
56.86%Pb 0.52%Zn
0.26m@3g.tAg
0.06%Pb 0.04%Zn
0.48m@518.0g.tAg
3.84%Pb 1.79%Zn
0.89m@358.2g.tAg
2.68%Pb 4.94%Zn
0.16m@1419.1g.tAg
25.15%Pb 1.27%Zn
0.21m@8205g.tAg
33.47%Pb 2.64%Zn
0.26m@33.7g.tAg
1.04%Pb 0.95%Zn
0.85m@22.3g.tAg
0.084%Pb 0.25%Zn
0.33m@57.9g.tAg
2.21%Pb 1.04%Zn
0.35m@1941g.tAg
2.15%Pb 0.53%Zn
0.36m@0.71g.tAg
0.002%Pb 0.004%Zn
300m
0.12m@1537.97g.tAg
9.33%Pb 0.83%Zn
Shaft #2
0.32m@1780g.tAg
23.6%Pb 3.70%Zn
Shaft #1
0.30m@370.4g.tAg
5.49%Pb 4.10%Zn
0.25m@77.9g.tAg
0.61%Pb 0.61%Zn
0.29m@1078.4g.tAg
14.71%Pb 2.66%Zn
0.76@6g.tAg
0.07%Pb 0.03%Zn
0.15m@282.5g.tAg
4.99%Pb 4.57%Zn
0.12m@14.5g.tAg
0.22%Pb 0.78%Zn
0.28m@226.9g.tAg
1.62%Pb 1.85%Zn
0.24m@3.7g.tAg
0.13%Pb 0.10%Zn
0.73m@29g.tAg
1.09%Pb 0.19%Zn
0.77m@3.0g.tAg
0.03%Pb 0.03%Zn
100m
0.57m@19.2g.tAg
0.11%Pb 0.39%Zn
0.19m@223.5g.tAg
1.34%Pb 0.91%Zn
2.11m@3g.tAg
0.03%Pb 0.03%Zn
0.23m@380.2g.tAg
8.25%Pb,3.77%Zn
0.11m@221.0g.tAg
6.77%Pb 1.28%Zn
0.35m@1941.0g.tAg
2.15%Pb0.53%Zn
1.12m@1986.0g.tAg
16.34%Pb 3.59%Zn
2.11m@138.4g.tAg
0.54%Pb,2.03%Zn
0.35m@27.1g.tAg
0.46%Pb 0.91%Zn 0.0167g.tAu
0.69m@12.7g.tAg
0.16%Pb 0.61%Zn
0.32m@434.8g.tAg
1.07%Pb 0.28%Zn
1.15m@1282.5g.tAg
4.99%Pb 4.57%Zn
0.65m@3.2g.tAg
0.28%Pb,0.35%Zn
0.78m@190.9g.tAg
0.47%Pb 0.93%Zn
0.35m@18.3g.tAg
0.17%Pb,0.10%Zn
-100m
Line
0
4
8
12
16
Legend
Tunnel
Mined out area
Indicated resource
Drill hole
Measured resource
Inferred resource
SCALE
0
100
200m

Figure 6

SILVERCORP Metals Inc.

YING SILVER PROJECT
HENAN CHINA

Longitudinal Projection of S14 Vein

Drafted by Bei | August 2007

Figure 6: Longitudinal Projection of S14 Vein

50614971.3

Figure 7: Longitudinal Projection of S16W Vein

50614971.3

Longitudinal Projection of S21 Vein

025°
N
1.43m@2835.3g.tAg
38.16%Pb 8.07%Zn
1.98m@57.9g.tAg
0.41%Pb 1.38%Zn
0.94m@2g.tAg
0.007%Pb 0.012%Zn
1.51m@3.1g.tAg
0.10%Pb 0.17%Zn
0.18m@135.1g.tAg
11.92%Pb 18.66%Zn
0.22m@136.3g.tAg
0.14%Pb 0.25%Zn
0.21m@5.88g.tAg
0.007%Pb 0.033%Zn
0.20m@2.7g.tAg
0.15%Pb 0.24%Zn
2.4m@65.7g.tAg
0.37%Pb 0.50%Zn
0.39m@1585.0g.tAg
47.51%Pb 10.80%Zn
0.18m@1246g.tAg
20.57%Pb 2.79%Zn
0.20m@681.9g.tAg
5.5%Pb 21.7%Zn
0.72m@2853.1g.tAg
34.43%Pb 2.9%Zn
1.26m@0g.tAg
0%Pb 0%Zn
0.16m@31.8g.tAg
2.71%Pb 0.27%Zn
0.398m@418g.tAg
10.28%Pb 0.99%Zn
0.55m@11.6g.tAg
0.52%Pb 0.19%Zn
0.26m@193.3g.tAg
4.72%Pb 6.15%Zn
0.21m@993g.tAg
71.86%Pb 3.20%Zn
0.56m@33.5g.tAg
0.10%Pb 0.44%Zn
0.56m@15.2g.tAg
0.065%Pb 0.036%Zn
1.05m@3g.tAg
0.08%Pb 0.10%Zn
0.98m@201g.tAg
10.81%Pb 0.69%Zn
0.13m@1273g.tAg
42.07%Pb 1.20%Zn
0.28m@161g.tAg
5.30%Pb 1.04%Zn
1.13m@34.5g.tAg
1.5%Pb 0.59%Zn
0.22m@60.6g.tAg
0.23%Pb 0.56%Zn
0.63m@18.8g.tAg
0.21%Pb 0.19%Zn
0.56m@2.1g.tAg
0.32%Pb 0.15%Zn
0.44m@661.9g.tAg
3.54%Pb 8.47%Zn 0.49g.tAu
0.78m@376.5g.tAg
4.70%Pb 16.44%Zn
0.67m@66.1g.tAg
1.87%Pb 4.92%Zn 0.14g.tAu
0.21m@1741.1g.tAg
10.01%Pb 24.66%Zn 0.91g.tAu
0.25m@15.8g.tAg
0.07%Pb 2.35%Zn 0.2038g.tAu
0.21m@1741.1g.tAg
10.01%Pb 24.66%Zn 0.809g.tAu
0.751m@3g.tAg
0.04%Pb 0.24%Zn 0.0337g.tAu
0.32m@3g.tAg
0.03%Pb 0.03%Zn
0.83m@11.9g.tAg
6.15%Pb 7.50%Zn 0.318g.tAu
300
200
100
Line
8
10
12
14
16
18
20
22
24
Legend
Tunnel
Mined out area
Indicated resource
Drill hole
Measured resource
Inferred resource
SCALE
0
100
200m
Figure 8
SILVERCORP Metals Inc.
YING SILVER PROJECT
HENAN CHINA
Longitudinal Projection of S21 Vein
Drafted by Bei
August 2007

Figure 8: Longitudinal Projection of S21 Vein

50614971.3

19526000 mE
19526800 mE
19527200 mE
3783800 mN
3783400 mN
3783000 mN
3782600 mN
3782200 mN
3781800 mN
H50
H51
H3
H4
H2
H5
PD3
H15
H17
H23
H30
H9
H10
H17-2
H18
Line 16
Cross section
H39
H11
H40
PD5
H19
PD88
HPD670
H21
PD30
H41
H24
H27
H31
H20
PD850
Legend
H3
Mineralized vein
Completed tunnel
Tunnel to be developed
N
SCALE
0
200
400m
Figure 9
SILVERCORP Metals Inc.
HPG SILVER-LEAD PROJECT
HENAN CHINA
Tunnels and Veins
at HPG Area
Drafted by: Bei
August 2007

Figure 9: Tunnels and Veins at HPG Area

50614971.3

Cross Section on Exploration Line 16
324°
144°
ZK1602
ZK1608
ZK1606
ZK1604
ZK1601
H15
H17
H18
800
700
600
500
400
300
0.45m@14.98g.tAg
1.28%Pb 0.03Zn 0.07g.tAu
015m@8.3g.tAg
0.77%Pb 0.05Zn 0.58g.tAu
0.20m@26.7g.tAg
7.8%Pb 0.1Zn 0.67g.tAu
Grab@220.9g/t Ag
18.42%Pb 15.23Zn 0.489g.tAu
0.30m@11.8g.tAg
0.34%Pb 0.03Zn 0.22g.tAu
0.30m@41.6g.tAg
4.4%Pb 0.18Zn 0.32g.tAu
527000
3783800
527200
3783600
Legend
Alteration zone
Mineralized vein
Undercut tunnel
ZK1602
Drill hole
SCALE
0
100
200m
Figure 10
SILVERCORP Metals Inc.
HPG SILVER-LEAD PROJECT
HENAN CHINA
Cross Section on
Exploration Line 16
Drafted by Bei
August 2007

Figure 10: Cross Section on Exploration Line 16

50614971.3

Update on the Ying Silver-Lead-Zinc and the HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Longitudinal Projection of H15 Vein
34°
230°
800
700
600
1.31m@1.24g.tAu
145.33g.tAg 12.43%Pb
1.50m@1.57g.tAu
146.29g.tAg 12.77%Pb
1.30m@1.95g.tAu
365.08g.tAg 2.95%Pb
0.81m@0.75g/tAu
148.28g/tAg 14.86%Pb
2.55m@0.33g/tAu
157.58g/tAg 10.53%Pb
0.80m@0.27g/tAu
48.6g/tAg 0.50%Pb
0.82m@0.66g/tAu
126.0g/tAg 5.63%Pb
4.10m@1.95g/tAu
188.27g/tAg 15.48%Pb
Legend
Tunnel
Mined out area
Drill hole
Measured resource
Indicated resource
Crosscut
Inferred resource
SCALE
0
100
200m
Figure 11
SILVERCORP Metals Inc.
HPG SILVER-LEAD PROJECT
HENAN CHINA
Longitudinal Projection of H15 Vein
Drafted by Bei
August 2007
3
0
4
8
12
16
20
24
28
32
36

Figure 11: Longitudinal Projection of H15 Vein

50614971.3

Update on the Ying Silver-Lead-Zinc and the HPG Gold-Silver-Lead Projects, Henan Province, China	August 16, 2007
Silvercorp Metals Inc.

Figure 12: Longitudinal Projection of H17 Vein

50614971.3

Figure 13: Tunnels and Veins at HZG Area

50614971.3

Longitudinal Projection of H20 Vein

000°
N
800
600
400
179
163
147
131
151
0.69m@428.31g.tAg 5.96%Pb
0.48%Zn 0.19%Cu
0.74m@1576.6g.tAg 1.25%Pb
0.49%Zn 2.009%Cu
2.49m@208.63g.tAg 0.16%Pb
0.15%Zn 20.17%Cu
1.20m@596.0g.tAg 0.10%Pb
0.50%Zn 2.59%Cu
Legend
Tunnel
Indicated resource
Crosscut
Drill hole
Inferred resource
SCALE
0 100 200m

Figure 14

SILVERCORP Metals Inc.

YING SILVER PROJECT
HENAN CHINA

Longitudinal Projection of H20 Vein

Drafted by Bei | August 2007

Figure 14: Longitudinal Projection of H20 Vein

50614971.3

Longitudinal Projection of H22 Vein
205°
25°
900
800
700
600
500
400
41
39
37
35
33
0.89m@3.4g.tAg
0.01%Pb 0%Zn 0.04%Cu
1.29m@5.3g.tAg
0.005%Pb 0.003%Zn 0.256%Cu
0.20m@21.9g.tAg
0.24%Pb 0.12%Zn
0.54m@13.2g.tAg
0.10%Pb 0.049%Zn 0.13g.tAu
0.3m@322g.tAg
0.63%Pb 0.18%Zn 0.17%Cu
0.57m@739.1g.tAg
0.6%Pb 0.32%Zn 0.7%Cu
0.58m@8.7g.tAg
0.12%Pb 0.05%Zn 0.007%Cu
1.47m@6.19g.tAg
0.055%Pb 0.01%Zn 0.002%Cu
0.31m@63.2g.tAg
0.39%Pb 0.15%Zn 0.037%Cu
Legend
Tunnel
Indicated resource
Crosscut
Drill hole
Inferred resource
SCALE
0
100
200m
Figure 15
SILVERCORP Metals Inc.
YING SILVER PROJECT
HENAN CHINA
Longitudinal Projection of H22 Vein
Drafted by Bei
August 2007

Figure 15: Longitudinal Projection of H22 Vein

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ITEM 6: OTHER RELEVANT DATA AND INFORMATION

In the previous 43-101 technical report on the Ying Project (Broili et.al., 2006) information relevant to development and production at Ying were covered in detail. This included relevant information on mine site access, mine permitting, mining methods, mine design, mine ventilation, hydrology, ore sorting, ore haulage, ore milling, direct shipping ore, power supplies, manpower, metal markets, environmental permitting and similar issues, health and safety, capital costs, operating costs and a scoping-level economic analysis. The conclusions from this evaluation were positive and suggest: (1) there is a strong likelihood the Ying Project will be economically successful, and (2) none of the relevant information detains or detracts from the Ying Project operation.

Some of the more relevant positive features in the evaluation of the Ying operation were:

  proximity to Guxian Reservoir offers good access for supplies and ore haulage,

  availability of local power for the mine and mill facilities,

  topography favours accessing the veins by driving horizontal tunnels from the sides of the narrow valleys,

  ore and wall-rock mechanics allow the use of shrinkage stopes, providing 95% ore recoveries with minimum dilution,

  the several horizontal portals created for exploration can be used to provide a fast and effective method of moving the high-grade ore from underground abundant labour supply at low costs provides a major economic advantage over similar deposits in other parts of the world,

  prices for silver, lead and zinc quoted on the Shanghai Metal Exchange are about 13% above world prices due to a 13% Value Added Tax on metal imports levied by the Chinese government,

  access to a number of existing nearby custom mills and smelters,

  a capital payback period of zero because ore produced by development and exploration pays for the costs of development,

  a safety program implemented at Ying which exceeds Chinese standards and a current record of no serious injury or death.

The only relevant data of minor concern is the unlikely event of a natural catastrophe such as a major flood or earthquake that could impact safety or the environment.

Some new relevant information received after the date of the previous technical report is hydrological data provided by Zhengzhou Geological Engineering Exploitation Institute of Henan Province in a detailed hydrogeology report in May, 2006. The conclusions of the report are as follows:

  Seepages in veins (mine workings) are derived from wall rock fractures.

  The source of groundwater is rainfall.

  Wall rock adjacent to mineralized veins is competent and blocky Archean gneiss that acts as an aquiclude; saturation rate in the mining area is low.

  Pumping tests demonstrate that waterflow into underground workings is stable: 11.9 m3/hr

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  at 518m level in main access tunnel CM102 and 5.45 m3/hr at 496m level in main accesstunnel CM103 (the workings nearest to Guxian Reservoir).

  Hydrogeologic investigation and comparison of water quality proves that seepages in the S2 vein (the nearest vein to Guxian Reservoir) are not related to the Guxian reservoir).

Other new and relevant information collected as a follow-up to the hydrologic study is a TEM geophysical survey recently conducted by the Henan Non-ferrous Geology Institute for the Ying Project. The TEM survey was done in February and March, 2007, in the northwest corner of the SGX Area. The purpose was to investigate the relationship between the Guxian reservoir and the veins. The survey revealed that a majority of the veins in the SGX Area and a few northeast-trending faults are parallel to the reservoir shoreline. The survey indicated the faults were probably not pathways allowing reservoir water to flow into the veins where mining is planned.

The TEM survey also showed excellent correlation between low resistivity anomalies and known mineralized veins.

In May, 2007, a TEM survey was conducted in the HZG Area. Survey lines were perpendicular to the veins and spaced 100 m by 20 m. To date, 14 lines have been completed and show TEM anomalies that correlate with the known veins. One anomaly suggests the presence of a vein 200 to 300 m southeast of the HZ20 vein. Surface mapping may be able to better define the vein structure.

ITEM 7: INTERPRETATION AND CONCLUSIONS

Between August 2004 and August 2007, Silvercorp completed 74,619 m of underground workings and 78,581 m of underground and surface drilling in 280 holes. This work has defined silver-lead-zinc-gold-copper resources in numerous shoots within 29 veins averaging 0.39 m wide at SGX (18 veins), 0.96 m wide at HPG (8 veins) and 0.78 m wide at HZG (4 veins). The mineralization is hosted by quartz-ankerite veins cutting Precambrian age gneisses, and is similar to the important mesothermal vein system of the famous Coeur d’Alene District, USA, and other similar silver-lead-zinc districts throughout the world.

New resource calculations presented in the report consist of high and low grade, measured plus indicated resources at SGX, HPG and HZG of 2,251,731 tonnes with contained metals of 50.89 million ounces of Ag, 256,483 tonnes of Pb, and 111,389 tonnes of Zn, 2,942 tonnes of Cu and 15,393 ounces of Au. The inferred resource is 3,492,114 tonnes with contained metals 72.08 million ounces of Ag, 450,737 tonnes of Pb, and 155,386 tonnes of Zn, reflecting more than a 30% increase from one year ago (Broili et al, 2006).

During the past three years, Silvercorp has rapidly expanded the silver-lead-zinc resources defined in the Ying veins. In addition, they have found new, albeit small, resources of gold and copper. Silvercorp’s resource additions is due to an aggressive program of underground exploration and development tunnels, declines, raises and crosscuts which have been successful in intersecting new veins and expanding or upgrading existing resources in known veins. Considering the geologic setting of the area and the large areas of known and potential vein systems yet to be explored in detail, it is highly likely that by continuing a similar level of exploration-development many more new veins will be discovered and significant extensions to known veins will be defined.

The expected economic viability of the Ying Project was scoped at length in the previous technical report which concluded that the project, based on the estimated resources known at that time, would likely be a financial success (Broili, et.al., 2006). Since then, the estimated resources at HPG and Ying, calculated using the same parameters as in the last report, have increased significantly, roads and other infrastructure have improved, and a 600 tpd mill has been completed to produce high quality concentrates in close

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proximity to the property. Considering these improvements, an update to the previous review of project economics would be of interest. Such a review, however, was beyond the scope of the Ying and HPG Report.

The authors of the Ying and HPG Report consider the HPG and Ying Projects to be advanced production stage projects of considerable merit. With geological interpretation and understanding of the Ying Project and considering its similarity to the Coeur d’Alene district, the authors expect the aggressive tunnelling and drilling program recommended in the Ying and HPG Report as the Phase 4 Exploration Program could well extend the life of the HPG and Ying operation by many years.

ITEM 8: RECOMMENDATIONS

The authors of the Ying and HPG Report, together with Mr. Myles Gao, President of Silvercorp, reviewed Silvercorp’s proposed work program and the authors of the Ying and HPG Report recommend a Phase 4 Exploration Program. This program is designed to upgrade inferred mineral resources to indicated and measured and to discover additional mineral resources in the Ying Project and the recently acquired HPG target areas. The estimated cost of this program for 2007 will be approximately US$7.5 million and is broken down as follows:

Project	Area	Program	Meters	Unit Cost (US$/m)	Budget (US$)	Work Completed (m)
Ying	SGX	Tunneling Underground Drilling	7,500 12,000	129 32	838,816 338,158	6,943 13,630
	HZG	Tunneling	10,000 3,000 18,100	129 23 95	1,118,421 59,211 1,500,395	2,652 524 10,167
		Underground Drilling
		Surface Drilling
	XM	Surface Drilling	500	64	27,632	479
	SDG-LJG	Tunneling	1,550	129	173,355	836
		Drilling	4,000	95	331,579
	RHW	Surface Drilling	2,980	64	164,684	1,981
	TEM Geophysical Survey		70km2		263,158	1
	Ying Total		59,630		4,815,408	35,231
HPG	HPG	Tunneling Surface Drilling	14,670 12,936	129 95	1,640,724 1,234,800	4,463 759
	HPG Total		27,606		2,875,524	5,222

For the Ying Project, this program includes:

  SGX area – tunnelling and drilling on known veins (S2, S6, S7, S7-1, S8, S8E, S10, S11, S14, S16E, S16W, S19, and S21) through main access tunnels CM101, CM102, CM103, PD640, PD680, PD700, YPD01, YPD02 and YM01 at the SGX;

  HZG area – tunnelling and drilling on HZ3, HZ5, HZ10, HZ12, HZ18, HZ20 and HZ22, with drilling concentrated mainly on the HZ20 vein;

  XM – drilling on X1 and X8 veins;

  SDG-LJG – tunnelling and drilling along the C29 vein (which is about 8 km long);

  RHW area – drilling on C8 and C9;

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  Conducting a TEM geophysical survey over the entire Ying property.

For the HPG Area, this program includes:

  Tunnelling on veins H5, H13, H15, H17, H18, H20, and H32, with drilling focused on the H15, H16, and H17 veins.

This is the end of the extract from the Ying and HPG Report.

ITEM 9: DIVIDENDS

The Company declared its first annual dividend at CAD$0.05 (pre-split: CAD$0.15) per share to be paid to shareholders of record at the close of business on September 28, 2007. The declaration and amount of any future dividends will be at the discretion of the directors.

ITEM 10: DESCRIPTION OF CAPITAL STRUCTURE

10.1	General Description of Capital Structure

The Company has an authorized capital of an unlimited number of common shares without par value, of which 149,416,476 common shares were issued and outstanding as fully paid and non-assessable as of May 29, 2008. A further 7,020,804 common shares have been reserved and allotted for issuance upon the due and proper exercise of certain incentive options and share purchase warrants outstanding as of May 29, 2008

All of the common shares of the Company rank equally as to dividends, voting powers and participation in assets and in all other respects. Each common share carries one vote per share at meetings of the shareholders of the Company. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The common shares presently issued are not subject to any calls or assessments.

Under its Stock Option Plan, the Company may grant options to purchase up to 19,500,000 common shares to directors, officers, employees and consultants. As of May 29, 2008, the Company has granted options to purchase 16,817,700 common shares at exercise prices from CAD$0.18 to CAD$9.05 per share and terms ranging from three to five years, with the last options expiring on May 13, 2013. Of the options granted, 3,284,685 remain outstanding.

Shareholders Rights Plan

At the Company’s Annual General Meeting held on August 4, 2005, shareholders approved the implementation of a Shareholders Rights Plan. The Rights Plan is designed to encourage the fair treatment of shareholders in the event of any take-over offer for the Company. The Rights Plan provides the board of directors and the shareholders with more time than the 35 days provided by statute, to fully consider any unsolicited take-over bid for the Company without undue pressure, to allow the board of directors to pursue, if appropriate, other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge. Under the Rights Plan, a bidder making a Permitted Bid (as defined in the Rights Plan) for the common shares of the Company may not take up any shares before the close of business on the 60th day after the date of the bid and unless at least 50% of the Company's common shares not beneficially owned by the person making the bid and certain related parties are deposited, in which case the bid must be extended for 10 business days on the same terms to allow other shareholders to deposit to the bid. The Rights Plan

50614971.3

will encourage an offeror to proceed by way of Permitted Bid or to approach the board of directors with a view to negotiation by creating the potential for substantial dilution of the offeror's position if a non-Permitted Bid is attempted. The Permitted Bid provisions of the Rights Plan are designed to ensure that, in any take-over bid, all shareholders are treated equally, receive the maximum available value for their investment and are given adequate time to properly assess the bid on a fully informed basis.

The Rights Plan was not proposed in response to, or in anticipation of, any acquisition or take-over offer and is not intended to prevent a take-over of the Company, to secure continuance of current management or the directors in office or to deter fair offers for the common shares of the Company. The Rights Plan does not affect in any way the financial condition of the Company. The initial issuance of the Rights is not dilutive and will not affect reported earnings per share or cash flow per share until the rights separate from the underlying common shares and become exercisable.

The Rights Plan has a term of three years and will expire at the close of the annual meeting of shareholders after the third anniversary of the confirmation of the Rights Plan, unless the rights are earlier redeemed or exchanged. There is no plan to extend the Rights Plan at the upcoming 2008 annual meeting of shareholders.

10.2	Constraints

There are no known constraints on the ownership of securities of the Company to ensure that the Company has a required level of Canadian ownership.

10.3	Ratings

There are no known ratings, including provisional ratings, by rating organizations for securities of the Company which are outstanding and that continue in effect.

ITEM 11: MARKET FOR SECURITIES

The common shares of the Company were traded in Canada on the TSX-V under the symbol “SVM”. The Company’s shares were listed on the Toronto Stock Exchange under the same symbol and delisted from the TSX-V on October 24, 2005.

Standard & Poors Canadian Index operations added the Company’s common shares to the S&P/TSX Composite Index and the S&P/TSX Global Gold Index (formerly the S&P/TSX Capped Gold Index), effective December 18, 2006.

Effective Tuesday, June 12, 2007, Standard & Poors Canadian Index operations added the Company’s common shares as a constituent for the new S&P/TSX Global Mining Index.

The following table provides the high, low and close prices and average volume for the Company’s shares for the periods indicated as traded on the Toronto Stock Exchange from July 2007 to June 2008 (stated in Canadian dollars):

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Month	High	Low	Volume
July 2007	$23.19	$18.00	519,500
August 2007	$21.59	$15.31	729,300
September 2007	$21.72	$17.15	510,300
September 26, 2007 $0.15 Dividend
October 2007	$23.34	$19.90	565,000
October 29, 2007 3:1 Stock Split
November 2007	$10.28	$7.62	714,900
December 2007	$9.54	$8.05	471,600
January 2008	$10.63	$7.44	673,800
February 2008	$10.65	$8.96	496,100
March 2008	$10.58	$7.47	614,700
April 2008	$8.75	$7.16	370,600
May 2008	$8.18	$7.12	281,590

ITEM 12: ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 13: DIRECTORS & OFFICERS

13.1	Name, Occupation and Security Holding

The following table sets out the names of the directors and officers of the Company, all officers in the Company each now holds, each person’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of shares of the Company beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at the date of this Annual Information Form.

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During Last Five Years(1)(2)	Date of Appointment as a Director	Shares Beneficially Owned (Number and %)(4)
Rui Feng West Vancouver, BC, Canada	Chairman, Chief Executive Officer and Director	Chairman and CEO of the Company from September 2003 to present; President and Director of New Pacific Metals Corp. since May 2004; CEO and Director of Pacific Metals Inc. from August 2000 to December 2002; Director of the Canada China Business Council - BC Chapter Board; Vice President of Canada-China Business Association.	September 4, 2003	3,399,800
Myles Jianguo Gao, P. Eng., Surrey, BC Canada	President, COO and Director	COO since August, 2006; President of the Company from March 2003 to August 2006; Director of New Pacific Metals Corp. September 2004 to July 2006; Senior Geologist of Northgate Minerals Inc. until March 2003.	November 14, 2002	1,436,100
S. Paul Simpson, Vancouver, BC Canada	Director	Lawyer with Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	848,955

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Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During Last Five Years(1)(2)	Date of Appointment as a Director	Shares Beneficially Owned (Number and %)(4)
Greg Hall(3) Vancouver, BC Canada	Director	Chairman of Ivory Energy Inc., Financial Consultant, February 2005 to Present, Senior V.P. Leede Financial Markets from February 2003 to February 2005.	March 23, 2005	450,000
Earl Drake(3) Vancouver, BC Canada	Director	Adjunct Professor, Simon Fraser University at David Lam Centre for International Communication; Project Director, China Council for International Cooperation on Environment and Development; Vice Chairman, Canada China Business Council.	July 24, 2006	18,101
Yikang Liu(3) Beijing, China	Director	Deputy Secretary General of China Mining Association since May 2001; Director of New Pacific Metals Corp. September 2004 to July 2006.	July 24, 2006	39,900
Grace Soo Richmond, BC Canada	Chief Financial Officer	Chief Financial Officer of the Company
and New Pacific Metals Corp. since
September 5, 2006; Self employed in 2005
to September 4, 2006; VP, Finance &
Corporate Development, Uniserve
Communications Corporation in 2005;
Consultant June to August 2006; VP,
Internal Audit & Business Risk Management
in 2004; and, Controller and
Treasurer from 1997 to 2004 for Great
Canadian Gaming Corporation; VP,
Finance and Administration, Great Canadian
		Casinos Inc. from 2000 to 2004.	September 5, 2006	Nil
Lorne Waldman Vancouver, BC Canada	Corporate Secretary	In-house Legal Counsel and Corporate Secretary of Nam Tai Electronics, Inc. from November 1996 to September 2007.	September 10, 2007	Nil
Mike Hibbitts Vancouver, BC Canada	VP, Operations	VP, Exploration of International KRL
Resources Corporation, Logan Resources
Ltd. from 2006 to 2007; VP, Exploration
and Development of New Gold Inc. (formerly DRC Resources) from May 2003
		to June 2006.	October 1, 2007	Nil
Shaoyang Shen Toronto, ON Canada	General Manager, China Operations	Senior Analyst / Accountant at Grant Thornton LLP; Accountant at Bennett Gold LLP.	January 1, 2008	Nil

(1)	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective nominee.
(2)

Includes occupations for the preceding 5 years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(3)	Member of Audit Committee.
(4)

The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned directly or indirectly, or over which control or direction is exercised is based upon information furnished to the Company by each proposed nominee as at the date hereof.

The term of office of each of the directors expires at the next general meeting of shareholders.

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As of the date hereof, all of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 6,192,856 common shares representing 4.02% of the Company’s 153,953,501 common shares issued and outstanding as of the date hereof.

13.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, as at the date of this AIF and within the ten years before the date of this AIF, no director, executive officer or a shareholder holding sufficient number of securities of the Company to materially affect control of the Company,

(a)	is or has been a director or executive officer of any company (including the Company), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)

has within 10 years before the date of the AIF became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No director, officer or promoter of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the ten years prior to the date of this AIF, been subject to:

(a)

any penalties or sanctions imposed by a court or securities regulatory authority relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Paul Simpson is the Corporate Secretary of Salmon River Resources Ltd., a company listed on the TSX-V, which was the subject of a cease trade order of the Alberta Securities Commission issued on December 2, 2003 for failure to file its Annual Financial Statements for the period ended June 30, 2003. The annual financial statements were filed in February 2004, and the cease trade order subsequently lifted.

50614971.3

Mr. Simpson was also the Corporate Secretary of Tournigan Ventures Corporation (now named Tournigan Gold Corporation) (“TVC”) on January 21, 2002, when the British Columbia Securities Commission issued a cease trade order against TVC for failure to file its audited financial statements and supporting documentation within the time provided. Upon raising necessary funds to pay the auditors, financial statements were completed and filed and the cease trade order was lifted by the British Columbia Securities Commission on April 23, 2002, and by the Alberta Securities Commission on May 10, 2002.

13.3	Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other public companies in the resource sector may give rise to conflicts of interest from time to time.

Under the laws of the Province of British Columbia, the directors and senior officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also Item 4.2 “Risk Factors”.

ITEM 14: AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “1”.

Composition of the Audit Committee

The current members of the Audit Committee are Greg Hall, Earl Drake, and Yikang Liu, all of whom are considered independent pursuant to National Instrument 52-110 – Audit Committees. All members of the Audit Committee are considered to be financially literate. The Audit Committee will be re-constituted after the 2008 Annual General and Special Meeting.

Relevant Education and Experience

Greg Hall, Director

Mr. Hall is an experienced financial market professional with 24 years experience as a broker, senior executive officer and founder of a number of successful brokerage firms. He has also been extensively involved since 1984 in investments in China, including memberships on the board of directors of several private and public companies with projects in China. Mr. Hall was one of the founding directors of Dragon Pharmaceuticals Inc.

Earl Drake, Director

Mr. Earl Drake is currently Vice Chairman of the Canada China Business Council and Project Director of the China Council for the International Cooperation on Environment and Development and was previously the Ambassador of Canada to the People's Republic of China and the Republic of Indonesia. In the past 50 years, Mr. Drake was also the top Canadian representative in the governing councils of the Organization for Economic Cooperation and Development in Paris and the World Bank in Washington,

50614971.3

DC and served in Ottawa as Assistant Deputy Minister for Asia-Pacific in the Foreign Affairs Department and as Vice President in the Canadian International Development Agency. Mr. Earl Drake an Adjunct Professor at Simon Fraser University in the Centre for International Communication. Mr. Drake has long experience in cross-cultural negotiation and communication to harmonize economic development goals with sustainable environmental policies and practices.

Yikang Liu, Director

Mr. Yikang Liu is the Deputy General Secretary of the China Mining Association and the 35th & 36th Vice-Chairman of the Geological Society of China. Before he retired in 2001, Mr. Liu was the Chief Geologist for the former Ministry of Metallurgical Industry of China. While there he made significant contributions to the amendment of the last China Mineral Resources Law. Mr. Liu, representing Chinese interests, is the person responsible for the establishment of the first Sino-foreign joint venture for mineral exploration in China. Mr. Liu has over 40 years of geological experience in managing, evaluating and exploring mineral projects for the Chinese government in China and in 17 countries around the world including Bolivia, Madagascar, the Philippines, Iran, and Peru. Mr. Liu is an Adjunct Professor of Geology at the Changchun College of Technology, Northeast University and the China University of Geoscience. Mr. Liu’s expertise is in mining development and exploration in China.

Reliance on Certain Exemptions

The Company has not relied on any exemptions under securities law in the past year regarding the Audit Committee.

During the last year, recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

External Auditor Services Fees

The Audit Committee has reviewed the nature and amount of the services provided by Ernst & Young LLP to ensure auditor independence. Fees billed by external auditors for audit services in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2008	Year Ended March 31, 2007
Audit Fees(1)	$255,000	$190,000
Audit-Related Fees (2)	$219,000	Nil
Tax- Fees (3)	$18,000	$5,000
All Other Fees (4)	Nil	Nil
Total	$492,000	$195,000

(1)

“Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)

“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)

“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other fees billed by the Company’s auditors.

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ITEM 15: LEGAL PROCEEDINGS

The Company is not aware of any actual or pending material legal proceedings to which the Company is or is likely to be party or of which any of its business or property is or is likely to be subject.

ITEM 16: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The interest of management of the Company and others in material transactions and transactions involving remuneration for services is disclosed under the heading “Related Party Transactions” in the Company’s Annual Management’s Discussion and Analysis, March 31, 2008, 2007 and 2006 and under the sections titled “Interests of Insiders in Material Transactions” and Statement of Executive Compensation” in the Company’s Management Information Circular as at August 28, 2007, July 20, 2006 and June 30, 2005. See Item 20 “Additional Information”.

During the year ended March 31, 2008, the Company incurred the following related party transactions (reported in US$):

(i)	consulting fees of $270,695 (2007 - $152,599) payable to a company owned by an officer and director of the Company and to an officer of the Company;

(ii)	legal fees of $nil (2007 - $76,974) payable to a law firm with a partner that is a director of the Company;

(iii)	management fees of $202,449 (2007 - $126,047) payable to a company owned by an officer and director of the Company, and to an officer and director of the Company;

(iv)	accounting fees of $498 (2007 - $77,346) payable to an accounting firm with a partner that is former officer of the Company;

(v)	directors’ fees of $93,731 (2007 - $36,363);

(vi)	expenses recovered of $302,100 (2007 - $321,931) from New Pacific Metals Corp. (“NUX”).

As at March 31, 2008, the related transaction balances included the following:

(i)	$nil (March 31, 2007 - $34,478) due to a company controlled by a director of the Company for services provided;

(ii)	$nil (March 31, 2007 - $131,641) due to the joint venture partner of Henan Huawei;

(iii)	$12,117,910 (March 31, 2007 - $nil) due to the joint venture partner of Henan Found for non-controlling interest distributable as Henan Found declared dividend during the year;

(iv)	$12,014 (March 31, 2007 - $28,329) due from a company related by common control;

(v)	$17,113 (March 31, 2007 - $nil) due from the joint venture partner of Qinghai Found;

(vi)	$18,051 (March 31, 2007 - $nil) due from NUX for expenses incurred and recoverable under an inter-company services and cost allocation arrangement; and,

(vii)	$nil (March 31, 2007 - $1,195,129) due to NUX for funds advanced from NUX.

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On December 8, 2006, NUX entered into a Declaration of Trust Agreement with Yunnan JCJ, an indirectly wholly owned subsidiary of the Company, to hold in trust for NUX, two exploration permits (“Huaiji Project”) located in Guangdong Province, China.

On January 25, 2007, NUX advanced $1.24 million to the Company to fund the Huaiji Project. As at March 31, 2008, a total of $683,995 of cash held in trust by the Company for the sole benefit of NUX is repayable upon demand, pursuant to a trust agreement dated October 16, 2007.

The transactions with related parties during the year are measured at the exchange amount, which is the amount of consideration established and agreed by the parties. The balances with related parties are unsecured, non-interest bearing, and due on demand.

ITEM 17: TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada of 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

ITEM 18: MATERIAL CONTRACTS

There are no other contracts, other than those herein disclosed in this Annual Information Form and other than those entered into in the ordinary course of the Company’s business, that are material to the Company and which were entered into in the most recently completed financial year ended March 31, 2008 or before the most recently completed financial year but are still in effect as of the date of this Annual Information Form.

ITEM 19: INTERESTS OF EXPERTS

19.1	Names of Experts

BK Exploration Associates was responsible for preparing the independent Ying and HPG Report dated August 16, 2007 to provide an update on the Ying Silver-Lead-Zinc and HPG Gold-Silver-Lead Projects. Chris Broili, C.P. Geo. & L.P. Geo., an independent consulting geologist and a “qualified person” is the author responsible for Chapters 2 through 4, 7 through 13, 15, 18 and 19 of the Ying and HPG Report. Mel Klohn, L.P. Geo., an independent consulting geologist and a “qualified person” is the author responsible for Chapters 1, 5, 6, 14, 16, 17 and 20 of the Ying and HPG Report. The Ying and HPG Report was Sedar-filed on September 20, 2007.

Chris Broili, C.P. Geo. & L.P. Geo., completed the first and second technical reports on the Ying Project on April 21, 2004 and April 18, 2005 and co-authored with Cathy Fong, P.Eng. and Jasman W. Yee, P. Eng. a third scoping-level report on April 18, 2006. The May 26, 2006 technical report primarily provides new and updated mineral resource estimates and updates on exploration activities.

Chris Broili, C.P. Geo. & L.P. Geo., an independent consulting geologist and a “qualified person” is the primary author responsible for sections 2 through 15 and 19 in the technical report titled “Technical Update – 2006 May 26 – for the Company on the Ying Silver-Lead-Zinc Project, Henan Province, People’s Republic of China and dated May 26, 2006 (the “Ying Report”). Mel Klohn, L.P. Geo., an independent consulting geologist and a “qualified person” is the co-author responsible for sections 1, 17 and 20 of the Ying Report. Michael Petrina, P. Eng., an independent consulting geologist and a “qualified person” is responsible for section 18 of the Ying Report. Jasman W. Yee, P. Eng., an independent consulting geologist and a “qualified person” is responsible for the content of section 16 and

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parts of section 18 of the Ying Report. Cathy Fong, P. Eng. is a “qualified person” co-signing the Ying Report.

SRK Consultants were responsible for preparing the independent technical report for the HPG Silver-Lead project of April 2006.

Ernst & Young LLP are the Auditors for the Company. Ernst & Young LLP prepared the auditors report for the Company’s financial statements for the year ended March 31, 2008.

19.2	Interests of Experts

None of the independent consulting geologist and “qualified persons” named in the “Names of Experts” section, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company. This information has been provided to the Company by the individual experts.

The qualified persons who were responsible for the preparation of the technical reports for the Ying Project beneficially own, directly or indirectly, less than 1% of the Common Shares.

ITEM 20: ADDITIONAL INFORMATION

Additional information on the Company can be found on the Company’s website at www.silvercorp.ca or on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of securityholders that involved the election of directors.

The Company’s Environment Health Safety and Labour Due Diligence Assessment Report dated November 26, 2007 can be found on SEDAR at www.sedar.com.

Additional information is provided in the Company’s most recent financial statements and the management discussion and analysis for its most recently completed financial year.

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ITEM 21: SCHEDULE “1”

SILVERCORP METALS INC.

AUDIT COMMITTEE CHARTER

I.	Purpose

The main objective of the Audit Committee is to act as a liaison between the Board and the Company’s independent auditors (the “Auditors”) and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, (c) the qualification, independence and performance of the Auditors and (d) the Company's risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is oversight. The members of the Committee are not full-time employees of the Company and may or may not be accountants or auditors by profession or experts in the fields of accounting or auditing and, in any event, do not serve in such capacity. Consequently, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations.

II.	Organization

The Committee shall consist of three or more directors and shall satisfy the laws governing the Company and the independence, financial literacy, expertise and experience requirements under applicable securities law, stock exchange and any other regulatory requirements applicable to the Company.

The members of the Committee and the Chair of the Committee shall be appointed by the Board. A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

IV.	Responsibilities

(1)	The Committee shall recommend to the Board of directors:

	(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

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(b) the compensation of the external auditor.

(2)

The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

(3)	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company's external auditor.

(4)	The Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

(5)

The Committee must be satisfied that adequate procedures are in place for the review of the Company's public disclosure of financial information extracted or derived from the Company's financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

(6)	The Committee must establish procedures for:

(a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

(7)	An audit committee must review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

V.	Authority

The Committee shall have the following authority:

(a)	to engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	to set and pay the compensation for any advisors employed by the Committee, and

(c)	to communicate directly with the internal and external auditors.

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